File No. 82-3550


06014051



SUZANO PAPEL E CELULOSE

SUPPL

Management Report for 2005

MESSAGE FROM MANAGEMENT

In 2005 we completed three important phases in the growth strategy of Suzano Papel e Celulose: the start of construction of our second pulp line in Bahia, the acquisition of control of Ripasa and our new organizational model. Together, these three major steps prepare our company for a new cycle of growth.

We began the execution of the Mucuri Project, which will initially expand our annual production capacity by 1 million tons of market pulp. Works have been started, the mainset of equipment has been acquired, and financing lines with appropriate profiles and periods of amortization, at competitive rates have been put in place. The second mill at the Mucuri Unit will be targeted towards the world pulp market, and is a fundamental step in our achieving a world leadership position among the main players in this market.

We acquired a shared controlling stake in Ripasa in March 2005. Conclusions of our plans for Ripasa's corporate restructuring and its transformation into a production unit whose output capacity will be fully absorbed by Suzano and VCP, currently await the outcome of legal actions brought by minority shareholders.

In 2005 we adopted a new organizational model for the company. The new format aims to create more value, by: (i) sharper focus on the client; (ii) higher accountability; and (iii) development of leaders. We have structured our operations into three Business Units – Forestry, Pulp, and Paper. These changes aim to permeate the whole organization with an entrepreneurial vision of the company's business, with more internal transparency about results and allocation of capital. We expect the new structure to be effective in developing new leaders, with greater focus on the relationship with, and development of solutions for, our clients, within the executive succession program.

The external environment was benign in 2005 – with growth in the international economy, international trade and financial liquidity, but unfavorable inside Brazil, with low growth in the economy and in demand for our products. Additionally, the strengthening of the Real which, on the one hand was positive in reducing our foreign-currency debt as expressed in Reais, had negative effects on our operation performance, reducing margins and cash flow.

In this scenario, our results were lower than in 2004. Our 2005 net sales totaled R$ 2.6 billion, Ebitda R$ 848.9 million, and net profit R$ 499.6 million. We distributed dividends, in the form of Interest on Equity, of R$ 138 million in the year. The expansion and modernization projects that we had put in place, and which reached full capacity on 2005, resulted in output volume of 1.37 million tons – higher than the nominal production capacity of our plants.

Our global performance, focused on the "*triple bottom line*" concept, was recognized by the market. Suzano Papel e Celulose was chosen for inclusion in the Corporate Sustainability Index (ISE - *Índice de Sustentabilidade Empresarial*), recently created by the Sao Paulo Stock Exchange (Bovespa), and the fourth in the world of its type.

Internally, in the overall result of our Employee Satisfaction Assessment System (SASC), held in 2005, the average approval index was 61%, compared with 56% in 2003. This was above the average for the market, and indicates alignment of our employees' perception with the company's management model and operational strategy..

We have prepared ourselves to face some important challenges in 2006. These especially include: the continuing construction of the Mucuri Project; the finalization of the process of acquisition of Ripasa; and the development of leaders who will have the experience and talent for the future processes of succession in the company. We continue to pursue our targets for growth and competitiveness guided by the principles of sustainability, and of meeting the expectations of our stockholders, employees, clients, and all the other groups related to the company. This belief is a seed that was sown many years ago, by our founders, and which today continues to be the basis of the sustainability of Suzano Papel e Celulose.

Murilo Passos
Chief Executive Officer

David Feffer
Chairman of the Board

1. Overview

Suzano Papel e Celulose is a leading company in the Brazilian markets for printing and writing paper and paperboard, and one of the largest integrated paper and pulp companies in Latin America. Today, it directly serves 700 clients, of which more than 200 are export clients, in 69 countries. Its domestic distribution system, SPP, serves another 3,000 clients in the Brazilian market. Our main products, both in the domestic and the world markets, are eucalyptus pulp, coated and uncoated printing and writing papers, and paperboard.

In 2005, our total pulp production capacity reached 1.14 million tons/year, of which 530 thousand tons was sold as market pulp, the rest being used for our own production of papers. Our paper production capacity reached 820 thousand tons – bringing our total market capacity to 1.35 million tons/year.

Our three industrial units are in the states of São Paulo (*Suzano* and *Rio Verde*) and Bahia (*Mucuri*). The total production capacity of Ripasa, in which we have an indirect total holding of 23%, corresponding to 50% of the controlling interest, grew to 725 thousand tons of final products at the end of 2005 – following an expansion of 125 thousand tons with the startup of the drying line and other machinery at the pulp plant.

Suzano Papel e Celulose is part of the Suzano Group, which has been controlled since its foundation in 1924 by the Feffer family – traditional entrepreneur in the industry. This control is exercised by Suzano Holding S.A., which also has investments in petrochemicals, through Suzano Petroquímica.

2. The economic context

There were three main factors in the world economic context in 2005: (i) growth in the world economy and world trade; (ii) rising short-term interest rates set by the US Federal Reserve; and (iii) high liquidity in the financial markets, with declining spreads and interest rates.

These factors had a strong influence on the inflow of funds into Brazil and on Brazilian exports – and of course on the country's trade surplus. With the reduction in its external macroeconomic vulnerability, Brazil's country risk fell to unprecedentedly low levels, resulting in better funding costs and repayment periods for both the country and its companies.

The Brazilian government's policy of maintaining austerity in its monetary policy was focused on containing inflation at low levels through high interest rates. The Selic rate (the primary Brazilian domestic interest rate) closed the year at 18% p.a. This affected economic activity in general, and the paper and pulp sector in particular.

The combination of these factors caused the Brazilian Real to appreciate, with an adverse effect on companies that export – reducing their net sales in Reais, and thus their operating margins – while at the same time fueling greater competition from imported products. The average value of the R$/US$ exchange rate increased by 16.8% from 2004 to 2005. The appreciation in the FX rate from January 1 to December 31, 2005 was 11.8%. This reduced our foreign-currency-denominated debt when expressed in Reais.

The Real / dollar exchange rate

R$/US$	2005	2004	2003
January 1	2.6544	2.8892	3.5333
December 31	2.3407	2.6544	2.8892
Average	2.4357	2.9263	3.0775

Source: Brazilian Central Bank.

While the euro weakened (by a total of 12%) against the dollar during the year of 2005, the average euro/US$ exchange rate was unchanged from 2004 to 2005, at around 1.24. Although this was still high, it did sustain eucalyptus pulp prices in dollars in the market through its negative impact on the competitiveness of exports of papers by European producers – tending to restrain them to the regional market alone, resulting in over-supply, and as a result reduction of prices in euros.

3. Business strategy

Within its vision for the Suzano Group over a horizon to 2015 — to be among the ten leading private-sector Brazilian economic groups in return on equity and net income – the business strategy of Suzano Papel e Celulose aims for good *economic, social* and *environmental* results – the "*triple bottom line*".

Three management pillars sustain the objectives set in the process of planning, as shown in the diagram below. Under each of the three headings we show the important achievements in 2005, within the overall business strategy:

"To be among the two largest and most profitable Brazilian companies in the sector"
"To win the admiration of the markets, and of the society we live in"

Growth and profitability	**Competitiveness**	**Sustainability**
Achieve global scale in market pulp in the main white papers markets, through:	*Achieve competitiveness through world-class management*	*Excellence in relationship with stockholders, clients, employees, suppliers, society, and the environment.*
• *Leadership in South America* • *Focus on profitability and the client*	*Be recognized as a producer of "world class pulp & paper"*	*Achieve recognition as one of Brazil's ten best employers.*
Expand and modernize production: — Start of implementation ofthe Mucuri Project — Optimization project increased Mucuri pulp output by 60 thousand t/y *Develop products, and add value for clients:* — Launches of: • Silk Ccoated paper; • Reciclato® (recycled) in cut sizes and for checkbooks — Brazil's first book printed on FSC-certified paper: Suzano's Paperfect®. *Increase operating efficiency:* — Modernization of logistics and supplies processes and systems — Industrial processes	*Seek management excellence:* — Triple certification (quality, environment and social responsibility) — Active participation in development of the third generation of ISO Standards: corporate social responsibility — Management standards based on the criteria of Brazil's National Quality Prize (which the company won in 2001) — Reorganization into two Business Units (effective January 1, 2006): • Forestry Business Unit • Pulp Business Unit • Paper Business Unit	*Constantly improve relationship with the capital markets, and diversify sources of financing:* — Appropriate financing successfully in place for the Mucuri Project and acquisition of Ripasa — Wide coverage by analysts, better perception of value, less dispersion *Conduct business in a socially and environmentally responsible manner* — Classified among ten best companies in *Exame* Magazine's Corporate Good Citizenship Guide, for 2nd year running — Selected for inclusion in the Bovespa Corporate Sustainability Index (ISE) — Average Ethos Indicator: 8.8 (*Ethos benchmark: 9.1*)

4. Capital expenditure

Capital expenditure by Suzano Papel e Celulose in 2005 totaled R$ 523.7 million, or US$215.0 million, made up of: (i) R$ 51.8 million in expansion of the forest base; (ii) R$ 142.9 million in industrial modernization; (iii) R$ 244.4 million in current investment in forestry and industrial plant; (iv) R$ 83.4 million in the Capim Branco power plant; and (v) R$ 1.1 million in other projects. The most important projects were the expansion at Mucuri and the optimization of the existing Mucuri pulp line, which increased its production capacity by 60 thousand tons/year.

The Capim Branco hydroelectric power plant will provide self-sufficiency in electricity when operating at full capacity. Startup of the first phase will be in 2006, with generation capacity of 250 MW, and the second phase, adding 200 MW, is planned for startup in March 2007.

4.1 The Mucuri Project

In October 2005, the Board of Directors approved construction of the **Mucuri Project.** A second pulp line will be built in the Mucuri Unit, with initial capacity of 1.0 million tons/year, with startup planned for October 2007. Production capacity is expected to be increased to 1.1 million tons/year without additional investment, and to 1.25 million tpy on further, marginal investments not yet decided in detail.

Financing lines were obtained from the Brazilian Development Bank (BNDES) and other sources, with amortization periods and profiles that are appropriate to the project, at competitive rates.

Suppliers for the project were contracted on the EPC (Engineering Procurement & Construction*)* model, which provides an optimum risk-return ratio for the company.

We signed a contract with Portocel (*Terminal Especializado de Barra do Riacho S.A.*), whose port facilities are approximately 250km from Mucuri, for outflow of the new production capacity.

Industrial capital expenditure on the project in 2005 totaled R$ 113.5 million (US$46.6 million). We already have 89% of the necessary forestry plantation to supply the plant in place.

This chart shows the profile of expected capital expenditure on the project and the respective increases in production, by product:


Capex - US$ million
689
351
221
39
2005
2006
2007
2008
2009
Market capacity (tsd tons)
2.405
861
1.333
818
1.544
515
2005
2009
Pulp Paper

5. Business areas and operations

5.1 Forestry

Suzano owns a total of 449 thousand hectares of land – in Brazil, at Dec. 31 2005, in the states of Bahia, Maranhão, Minas Gerais and São Paulo. Within this total, 286 thousand hectares are allocated to production of pulp, made up of 171.6 thousand hectares available for eucalyptus plantations, and the remaining 40% maintained for environmental and forest preservation, and infrastructure. The total planted area under the Land Owner Assistance Program, the LOAP Program – increased to 66.2 thousand hectares. The volumes of wood supplied to us by the LOAP program also increased, now representing 10% of our consumption in Bahia, and 12% in Sao Paulo.

During the year 40.9 thousand hectares were reforested (new planting plus replanting): 28.1 thousand hectares on the company's own land, and 12.8 thousand hectares in LOAP areas. Average output in São Paulo and Bahia, (based on our continuous inventory of forests), increased to 44.4 m^3/hectare/year. Key achievements in 2005 include:

(a) investment of R$ 7.5 million in research and development, which included construction of a new Forest Technology Center at Itapetininga, Sao Paulo state;
(b) investment of R$ 1.6 million in environmental monitoring and projects;
(c) purchase of 2.8 thousand hectares in São Paulo, and 8.8 thousand hectares in Bahia, for expansion projects; and
(d) investment of R$ 2.5 million in updating the full stock of forest harvesting machinery in Bahia.

5.2 Market pulp

There was increased buying pressure in the short fiber pulp market in 2005, and average list prices CIF Northern Europe increased by US$75/ton over the year, to US$588/ton. This was not matched in the market for long fiber pulp, resulting in a reduction in the price differential between the two, which even became negative in some markets. Preliminary Hawkins Wright data indicate that the long fiber pulp market grew by 4.3% in 2005, to total demand of 21.4 million tons, while the short fiber market grew by only 1.88%, to total demand of 20.5 million tons. Demand for eucalyptus pulp totaled 9.0 million tons in 2005, 2.0% more than in 2004. The market most sensitive to this effect was Asia, where prices declined in the second half of the year. At the end of the year the list price of pulp CIF Northern Europe was US$600/ton.

World pulp inventories moved little during the year, from 31 days at the beginning of 2005 to 32 days at the end of December. The small change was not so much due to the increase in demand, as to restraints on supply due to one-off factors such as: (i) a major storm that felled many trees in Sweden; (ii) unscheduled stoppages at some world suppliers due to environmental restrictions, strikes, or financial problems; and (iii) closing down of capacity by production units with high costs.

In 2005 we sold 526.0 thousand tons of market pulp, to more than 120 clients in 28 countries. This compares with 490.1 thousand tons in 2004. The chart below shows our pulp sales in the last five years – and the average level of exports, around 85%.


Pulp Sales
(thousand tons)
392
432
411
404
490
526
81%
87%
83%
88%
84%
85%
19%
13%
17%
12%
16%
15%
2000
2001
2002
2003
2004
2005
Domestic Market
Export Market

The next chart shows our export destinations in the year – highlighting the lower sales to Asia, which reflect reduction of purchases of eucalyptus pulp by producers in China, where prices of long fiber pulp were lower during the year than those of eucalyptus pulp:


2005 Pulp Exports
(sales volume - tons)
Latin America 3%
North America 8%
Asia 28%
Europe 61%
2004 Pulp Exports
(sales volume - tons)
Latin America 1%
North America 9%
Asia 32%
Europe 58%

Pulp export volumes were directed to clients operating in four main sectors, as the next graph shows. The *Specialty* category includes producers of thermal papers, carbonless papers and fine packaging; the *Other* category includes producers who also use eucalyptus pulp for other purposes than paper, for example printed circuit boards for electronics. The main change from 2004 to 2005 was in sales to clients in various market segments in Asia.

Suzano: pulp exports by client segment



Pulp exports by segment
16%
18%
29%
37%
20%
11%
30%
39%
2.004
2.005
Specials
Tissue
Printing & writting
Other

5.3 Paper

In the paper sector, international prices declined, mainly reacting to the declining, but still strong Euro, and to reduction of demand in some markets.

In the Brazilian market demand was weak, due mainly to three factors: (i) reduction of economic activity; (ii) lower volume of government purchases for teaching books, since it was a "replacement year" in the National Book Distribution Program (PNLD); and (iii) loss of competitiveness of the exports of some of our clients. Local prices were pressured by these factors and also by the appreciation of the Real, and competition between local and imported products.

During 205 the average price differential between prices of printing and writing paper in coils in the world market and average market pulp prices was US$183 per ton (CIF Northern Europe). This is lower than the ten-year average of US$ 232/ton for this parameter.

We sold 824.7 thousand tons of paper in 2005, to 564 clients in 60 countries. This compares with 793.7 thousand tons in 2004. The 3.9% increase in volume was mainly the result of a 16.7% increase in volume exported – as exports increased from 38.1% of our total paper sales, in 2004, to 42.8% in 2005:


Paper Sales
(thousand tons)
715
733
751
749
794
825
32%
32%
38%
44%
38%
43%
68%
68%
62%
56%
62%
57%
2000
2001
2002
2003
2004
2005
Domestic Market
Export Market

Our paper exports went to the following markets:


2005 Paper Exports
(sales volume - tons)
Other
2%
Asia
24%
Latin america
36%
North America
10%
Europe
28%
2004 Paper Exports
(sales volume - tons)
Asia
15%
Other
2%
Latin america
40%
North America
13%
Europe
30%

5.4 Production

Our total production volume in 2005 was 1,368,700 tons, 10.5% more than in 2004, consisting of 544,000 tons of market pulp and 824,700 tons of papers. The total volume was a record for the company, beating our initial forecast for the year, and reflecting maturing of projects put in place in 2004, such as the refurbishment of both the B8 mill (April 2004) and the optimization of the Mucuri pulp line (December 2004). An indirect factor in the increase in total output was the growth in volume of Reciclato® produced – to meet demand that increased from 10.1 thousand tons in 2004 to 20.1 thousand tons in 2005 – making more virgin fiber available (Reciclato® is made from waste paper and offcuts).

The production cost in 2005 was increased due to: (i) the learning curve of the newly-optimized pulp plant at Mucuri temporarily expanded the levels of specific consumption of fuel, wood and chemicals until the peak at 2Q05, when a downward trend started towards normal levels – but still affecting the average for the year; (ii) price increases in chemical inputs and fuel; (iii) higher volume and price of wood purchased in the LOAP (Land Owner Assistance Program – "Fomento"); and (iv) higher fixed costs, maintenance, and indirect industrial expenses, which included non-recurring events. Market pulp cash production cost, including around R$ 35/ton for wood, was 1% higher – at R$ 510/ton – than in 2004. We expect to reduce costs in 2006, by achieving lower specific consumption of production inputs and decreasing total and unit fixed costs.

Thousands of tons

Production		2003	2004	2005
Pulp				
	Total	1,030.7	1,057.9	1,158.3
	Market	424.9	456.3	544.0
Papers				
	Non-coated printing and writing papers	494.7	512.3	550.1
	Coated printing and writing papers	84.0	84.2	85.5
	Paperboard	197.6	186.2	189.1
Total, papers		776.3	782.7	824.7
Total, all Products		1,201.3	1,239.0	1,368.7

6. Economic and financial analysis

6.1 Results

6.1.1 Results of the parent company

Following the merger of Companhia Suzano into Bahia Sul, on June 30, 2004, the parent company became a significant part of consolidated operations. Because of this, our analysis below covers only the consolidated financial statements.

6.1.2 Consolidated results

In our comparison with 2004 we take into account the operations of Suzano Papel e Celulose and all its subsidiaries except the indirect holding of 23.03% in Ripasa S.A. Celulose e Papel, which we consider for the purposes of analysis as equity income. Its results is explained in a separate item below.

Net sales

Growth of 5.2% in total volumes sold had a positive effect, but this was more than offset by a reduction of 8.1% in average sale price, caused mainly by the reduction in domestic demand for papers, and also the effect of the stronger Real on export revenues. As a result of these factors, total net sales in 2005 was R$ 2.554 billion, 3.3% lower than in 2004.


Net Sales
(R$ million)
1.420
1.785
2.068
2.478
2.640
2.554
58%
42%
56%
44%
51%
49%
50%
50%
51%
49%
51%
49%
2000
2001
2002
2003
2004
2005
Export Market
Domestic Market


2005 Net Sales Breakdown
Coated P&W
10,0%
Paperboard
16,9%
Uncoated P&W
47,6%
Pulp
25,5%

Domestic market net sales were 4.4% lower, at R$ 1.299 billion – volumes sold were 2.8% lower, and average price 1.7% lower. The lower average price reflects lower paper and pulp prices, and also an increase in pulp sales as a percentage of total domestic sales volume, from 13.7% to 14.8%. Export net sales were 2.1% lower, at R$ 1.254 billion, mainly reflecting an increase of 11.6% in volumes sold – but also reflecting a reduction of average prices in Reais of 12.2%.

Pulp:

Net sales of pulp in 2005 totaled R$ 650.9 million, 0.2% higher than in 2004. This reflected two factors: (i) our average pulp sales price was 6.6% lower in Reais, at R$ 1,237 per ton; and (ii) this was partially offset by a 7.3% increase in our sales volume, to 526.0 thousand tons. Pulp prices, at US$516/ton, were 13.3% higher in dollars, compared to US$465/ton in 2004, partially offsetting the lower average FX rate.

Paper:

Our paper net sales totaled R$ 1.903 billion in 2005, 4.4% lower than in 2004. Volumes sold were 3.9% higher, at 824.7 thousand tons, but this was more than offset by the 8.0% reduction in average prices of papers, to R$ 2,307 per ton, in 2005. The increase in volume reflected the growth of exports – 16.7% higher in 2005, at 352.5 thousand tons. Paper export net sales as a percentage of total paper net sales increased from 38.1% in 2004 to 42.8% in 2005.

Ebitda
(Gross Profit minus SG&A and other operating expenses, plus depreciation, depletion and amortization)

The pressures of exchange rate variation, together with the reduction in domestic market demand and, to a lesser extent - increased production costs, affected our operational performance adversely, with gross margin falling from 45.1% in 2004 to 37.5%. Ebitda in 2005, at R$ 848.9 million, was 18.3% lower than in 2004. Ebitda margin was 33.2% (on net sales), compared to 39.4% in the previous year. In dollars, however, Ebitda was US$349.5 million, only 1.4% less than in 2004.

There were positive factors within Ebitda:

(i) Growth in volumes sold in both paper and pulp, as described above.

(ii) Reduction in sales and administrative expenses by R$ 25.7 million, even though they included: (a) non-recurring restructuring expenses (acquisition of Ripasa, and the new organizational model for Suzano Papel e Celulose), totaling R$ 14.1 million in 2005; (b) increase in provision for doubtful accounts, of R$ 3.4 million; (c) greater export logistics expenses.

(iii) A non-recurring reversal of a federal tax provision (Cofins) in the Mucuri Unit, totaling R$ 16.0 million.

These were offset by:

(i) The reduction in average prices in Reais.

(ii) The increase in unit Cost of Sales from R$ 1,128.50 to R$ 1,180.90, resulting from (a) increase in consumption of specific inputs at Mucuri; and (b) higher logistics expenses due to the higher volume exported.

Net income

As well as the operational factors affecting Ebitda, other factors were instrumental in the lower net income, of R$ 499.6 million in 2005 – compared with R$ 603.0 million in 2004:

(i) Higher net financial expenses, totaling R$ 137.1 million, 6.3% more than in 2004.

(ii) Greater appreciation of the Real in 2005 than in 2004, resulting in net exchange rate–related gains of R$ 169.6 million, compared to R$ 61.4 million in 2004.

(iii) An actuarial provision of R$ 19.3 million for free hospital benefits for retirees, after adoption of more restrictive criteria.

(iv) Lower payment of income tax and Social Contribution tax, due to the lower net profit: a provision of R$ 151.0 million in 2005, compared with R$ 197.8 million in 2004.

Ripasa S.A. Celulose e Papel

Ripasa reported net sales of R$ 1.391 billion, 2.2% less than in 2004, and Ebitda of R$ 323.8 million, with Ebitda margin of 24.1% (on net sales), compared to Ebitda of R$ 360.2 million and Ebitda margin of 26.3% in 2004. Net profit was R$ 64.7 million, compared with R$ 78.2 million in 2004. Lower prices of products sold in Reais were partially offset by growth in sales volume to 645.9 thousand tons, due to the optimization of the pulp line, which added 125 thousand tons/year of capacity to produce final products. Ripasa's net debt at the end of 2005 was R$ 608.1 million, or US$259.8 million, a net debt/Ebitda ratio of 1.88. Ripasa realized capital expenditure of R$ 79.2 million in 2005.

6.2 Cash flow and debt

On December 31, 2005 Suzano's consolidated net debt was R$ 2.335 billion. Excluding the effect of the payment for the purchase of a controlling stake in Ripasa, consolidated net debt was R$ 1.593 billion, compared to R$ 1.61 billion at the end of 2004, representing 1.88 times 2005 Ebitda – compared to 1.56 times Ebitda for 2004. This increase reflects the lower Ebitda in 2005, and the volume of capital expenditure on the expansion projects.

The main disbursements were: (i) capital expenditures of R$ 523.7 million: (ii) acquisition of shared control of Ripasa for R$ 742 million in March 2005; (iii) payment of dividends and interest on equity totaling R$ 101.0 million; and (iv) payment of R$ 144.8 million in income tax and Social Contribution tax.

The payment for the acquisition of Ripasa was funded with available cash. Competitive long term export financing lines were obtained during the year to partially replenish our cash position, in a highly-liquid international financial market.

6.3 *Enterprise Risk Management*

Enterprise risk management (ERM) focuses on identification, assessment, decision on response to, and controls on, potential events that could negatively affect the company's strategy. The Enterprise Risk Committee is implementing the *COSO – Integrated Framework (2004)* methodology throughout the organization.

The company is subject to a series of market risks, mainly related to volatility of volume and price of paper and pulp in the international market, arising from changes in production capacity and world demand, and to volatility in exchange rates and in interest rates.

In some markets and segments in which it operates, including export markets, Suzano competes with companies that have more financial resources available and lower costs of capital. To reduce the risks that these factors might affect negatively its leadership position in the domestic market, Suzano Papel e Celulose is focused on efficiency, development of products that add value for clients, and a competitive costs structure. Within its management model, the company has certifications in the environmental, forestry, social, work safety and quality areas, which reflect also the analysis and risk assessment that has been done in these areas.

The company's strategy of organic growth involves risks related to engineering and construction, regulations, environmental rules and planning of projects, especially in the Mucuri Project, which could lead to delays in the conclusion of the works, and startup of operations, as well as increasing costs and the company's leverage ratios. The optimum strategies for managing and mitigating these risks, which have been put in place, are: the contracting of financing with appropriate payment periods and profiles, at competitive rates, efficient management of the projects, and the experience of managers and specialized consultants. For the Mucuri Project, a very broad risk analysis matrix has been set up, with contingency and action plans, covering eventualities which could affect the implementation of the Project.

Wide-ranging insurance coverage is contracted with leaders in the insurance market, and the risks to assets are frequently reassessed for adjustments to these contracts at appropriate costs.

There are potential risk situations in which the company's insurance policies could be insufficient to cover conceivable possible losses, especially in relation to the forests. In the company's view, however, the history of losses does not justify the contracting of insurance cover for them, and the risks are managed internally.

6.3.1 Economic and financial risks

One of the principal economic/financial risks is in the volatility of the Brazilian currency, the Real, against the US dollar, especially since a significant part of the company's debt is expressed in United States dollars. The company's hedging policy, however, is oriented by the fact that approximately 50% of its net sales come from exports with prices denominated in US dollars – and this natural hedge aims to reconcile the flow of payments on financing of exports with revenue from sales. When there is a financing in dollars not linked to the flow of exports, a specific hedge is contracted for the maturity date of the transaction. On December 31, 2005, there were no transactions of this type. Swap contracts exchanging floating interest rates for fixed rates are also entered into, to reduce the effects of expected variations in interest rates.

At the end of 2005, the exposure of debt, cash investments and other financial assets and liabilities to foreign currency represented a potential loss of R$ 55.8 million in the event of depreciation in the Real R$ 0.10 per US dollar. This figure compares to a potential loss of R$ 21.9 million on December 2004. On the other hand, under the policy adopted by the company in 2005 of reduction of exposure to floating interest rates, the company's total exposure to fluctuation in interest rates at the end of 2005 was approximately 41.0%, which compares with 54.0% on December 31, 2004. The main factor was the change in the Libor rate for financings in US dollars, and the changes in the domestic Brazilian TJLP long-term interest rate for financings from the BNDES.

As a strategy of protection against the volatility of country risk and the availability of financing lines, we have adopted a policy of lengthening the profile of our debt, reducing rollover risk. On December 31, 2005, 71.2% of the total indebtedness was long-term, and the average amortization period for long-term debt was 3.78 years.

7. Capital markets

The market price of the shares of Suzano Papel e Celulose fell by 9.7%, in Reais, over the year of 2005, while the Bovespa Index rose by 27.7%. In United States dollars, there was a small increase in the company's market capitalization, adjusted for corporate action, from US$1.400 billion at the beginning of the year to US$1.435 billion on December 31, 2005.

The fact that global investors, with a long-term investment profile, are now a large proportion of Suzano's stockholders has resulted in a reduction of the liquidity of our shares, both in terms of financial trading volume and number of trades. On December 31, 2005 the ten largest investors had 50.1% of the shares in circulation, which compares with 38.3% at the end of 2004. At December 31, 2005, the free float was 32.5% of the total capital, compared to 35.1% at the end of 2004.

During the year we successfully achieved a lower dispersion in the target prices published by equity analysts, which improves their understanding of the company and shows a greater consensus on the perception of the company´s valuation. In December 2005 there were 17 sell-side analysts covering Suzano Papel e Celulose. Their "market consensus" valuation, as calculated by Bloomberg from published target prices based on an unchanged stockholding base, was R$ 17.1 per share at the end of December 2005, compared to R$ 16.0 at the end of 2004.

8. *Corporate governance*

Suzano Papel e Celulose is listed at Corporate Governance Level 1 on the São Paulo stock exchange – one of the differentiated segments of this market.

The Board of Directors is made up of nine external members, of whom three, by the criteria of the Brazilian Corporate Governance Institute (IBGC), are independent and one external honorary member. All have a period of office of one year. The timetable for regular meetings is quarterly, and extraordinary meetings may be called whenever necessary.

In 2005 the minority stockholders directly elected a representative on the Board of Directors, as the company elected not to submit a three-name list for the minority representative.

The Audit Board, which is permanent, also meets quarterly and is made up of three members: two chosen by the controlling stockholders and one by the minority stockholders.

The compensation policy of the executives of Suzano Papel e Celulose is based on a conjunction of (i) short-term and long-term parameters, and (ii) individual and collective targets. The short-term parameters are related to individual targets, and the company's annual financial performance. The long-term parameters are based on levels of profitability, return to stockholders, and differentials in performance in relation to the company's competitors. One of the long-term components of the variable remuneration of Suzano's principal executives is the so-called *"phantom shares"*, which can be exercised three years after being granted and are related to the company's stock price, without specific issuance.

Transparency and reporting to the public

Suzano participated actively in sector and regional conferences in Brazil and worldwide in 2005, and also widely publicized its results, strategies and outlook. We welcomed more than 60 investors for visits to our industrial plants in São Paulo and Bahia. A survey of visitor satisfaction, taken for the first time, resulted in an average mark of 4.7 (out of a maximum of 5).

We continued the policy of holding internal corporate meetings, for strategic planning and presentation of results in all the company's units. These meetings are held annually, with the entire group of the company's managers participating. Published results are discussed, and performance targets assessed.

Ernst & Young Auditores Independentes S.S. has been the external auditor of Suzano Papel e Celulose since 2004. Their work is restricted only to the work of audit *per se*. Ernst and Young assessesthe company's internal controls, and the resulting recommendations make it possible to continuously improve these controls, considering issues related to tax, accounting and information technology.

The New Organizational Model

Suzano Papel e Celulose has been reorganized in business units, each served by service providing areas. This structure – shown in the diagram below – came into force on January 1, 2006.


CEO
Murilo Passos
Expansion Project
Ernesto Pousada
Forestry
Jose Carlos Macedo
Pulp
Rogério Ziviani
Paper
André Dorf
BU: Business Unit
SPA: Service Providing Areas
Industrial
José Marcos Vettorato
Logistics and Competitiviness
João Mário Lourenço
Finance and Planning
Bernardo Szpigel

The key aims of this new model are:

- **Greater focus on the client:** It will be strengthened by intensity and quality of the relationship, and greater speed in serving the client's needs, in both products and services.
- **Responsibility/accountability for results:** Clear and transparent division of responsibilities, with the business units' commitment to generation of results, will produce faster decisions, and also cut operational costs and expenses.
- **Development of leaders:** A simplified structure, focus on the client, greater delegation of responsibility, and encouragement of entrepreneurial values will enhance the development of new leaders, with a complete vision of the organization and the company's business.

9. Environment

Activities for preservation of the environment have been present in the whole history of Suzano Papel e Celulose and are equally present in its future expansion plans.

The FSC certification of Suzano's forests in Bahia confirmed the excellence of the company's forest management.

Suzano Papel e Celulose has carbon credits listed on the Chicago Climate Exchange (CCX), which specializes in trading carbon credits. Suzano has 39 thousand hectares registered with absorption of 5 million tons of CO_2. On December 31, 2005 the listed price was US$1.70 per ton.

Two highlight of our investment in environmental preservation programs in the forestry area in 2005 were: (i) monitoring of water quality; and (ii) "eco-corridors" linking preservation areas. These corridors aim to ensure survival of the largest possible number of fauna and flora species in the region – facilitating genetic flow, which can be obstructed by the isolation that can result from fragmentation of forest areas.

In the industrial and forestry areas, the company invested R$ 15.6 million in 2005 in numerous projects in the Mucuri, Suzano and Rio Verde units.

10. Corporate social responsibility

Corporate social responsibility is an integral part of the management philosophy of Suzano Papel e Celulose, and it has been cultivated as such since the beginning of the company's history. The key guideline is the *balance* between creation of value, dignity for the human being, and preservation of the environment. This is motivated by the belief that only in this way will it be possible at the same time to perpetuate the existence of the company and also its true contribution to the socio-economic development of the country. Suzano Papel e Celulose is a signatory to the Global Compact, a movement led by the UN that brings organizations together for action in favor of human rights, the interests of labor, and the environment.

Suzano Papel e Celulose received important recognition for this position in 2005, when the Sao Paulo stock exchange selected it to be included in the Corporate Sustainability Index (ISE), made up of 28 companies chosen for their commitment to sustainability and which promote good practices in the Brazilian corporate world. Along the same lines, the inclusion of Suzano Papel e Celulose in *Exame* Magazine's Corporate Good Citizenship Guide, for the second year running, is another important witness to the company's excellence in this respect.

A total of R$ 6.2 million was invested in external projects related to communities within our areas of influence: (i) rural communities; (ii) urban communities in the areas surrounding the industrial units; and (iii) opinion formers. A total of 208.5 million was invested in projects for employees and their dependents, including food and meals, compulsory social charges, private pension plan, health and safety in the workplace, medical care, education, culture, training and professional development, day-care centers and profit-sharing program. Of all the results obtained from the investments made in these areas, one that deserves special mention is the improvement in the Human Development Indices in Mucuri and in the other municipalities of the state of Bahia where Suzano has activities – which have grown faster, in all the categories reported, than the average for the municipalities of Bahia.

The Ecofuturo Institute

The Ecofuturo Institute is an NGO created by the company in 1999 to support and foster social-environmental solutions and strengthen the hand of sustainable development in Brazil. By sharing knowledge and putting individual projects in place, it aims to make a concrete contribution to emancipation of individuals and communities, solutions for environmental problems, and reduction of social inequalities and poverty. The Institute operates in partnership with public authorities, universities, other institutions, and companies. The main projects are "Ler é PReciso" (*"To Read Is A Need"), The Co-Operatives Movement,* and *the Neblinas Park.*

11. Management of people and teams

The primary aim in this area is to develop strategic competencies for the business and high performance teams.The current projects and program aim to develop and retain talents and leaders, strengthen the internal culture of ethics and social-environmental responsibility, and also to win the admiration of the markets, and the communities where the company operates.

A program to improve the quality of life of Suzano's employees was put in place in 2005, which included a series of small initiatives aiming to teach employees how to reduce stress, reinforce their own personal happiness, find self-realization in the work environment, and make lifestyle choices aiming to prevent illness and promote good health.

The assessment of the company as a whole given by employees, in the second cycle of the company's Employee Satisfaction Assessment System (SASC), held in 2005, resulted in an increase of five percentage points in employee approval. This result is higher than the market average, and reflects a greater improvement in quality than in the market as a whole (where the improvement measured in the same period was only 1%). The assessment involved 90% of the total number of employees.

The Suzano Group is aware of the importance of continually strengthening its knowledge of its clients, and of the markets in which it operates. The group's Corporate Education Program uses innovative methods in an attempt to bring together knowledge and action. It is focused on developing leaders and staff committed to high performance - indispensable to the company's competitiveness and to a successful process of corporate succession in the future – and uses innovative methods closely linked to the results of the business. A total of R$ 4.0 million has been invested in 2005 in the company's development and training initiatives. The total number of employees in all company's industrial facilities and its central office in Sao Paulo on December 31, 2005 was 3,283.

12. *Suzano's macroeconomic budgeting assumptions for 2006*

In formulating its budget for 2006, Suzano adopts the following estimates: GDP growth, 3.52%; Fipe IPCA inflation, 4.79%; Selic interest rate at year-end, 16.2%; and the year-end Real/US dollar exchange rate, R$ 2.49/US$.

FILE No. 82-3550

RECEIVED
2006 JUN -2 P 12:51
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

A1/S
12-31-05

Financial Statements

Suzano Bahia Sul Papel e Celulose S.A.

December 31, 2005 and 2004
with Report of Independent Auditors

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

FINANCIAL STATEMENTS

December 31, 2005 and 2004

Contents

ERNST & YOUNG

Condomínio São Luiz
Av. Pres. Juscelino Kubitscheck, 1830
8º Andar - Itaim Bibi
04543-900 - São Paulo, SP, Brasil

Tel.: (5511) 2112-5200
Fax: (5511) 3168-2401
www.ey.com.br

A free translation from Portuguese into English of Report of Independent Auditors on financial statements prepared in accordance with the accounting practices adopted in Brazil

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Suzano Bahia Sul Papel e Celulose S.A.

1. We have audited the balance sheets of Suzano Bahia Sul Papel e Celulose S.A., and the consolidated balance sheets of Suzano Bahia Sul Papel e Celulose S.A. and subsidiaries as of December 31, 2005 and 2004, and the related statements of income, shareholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2. Our audits were conducted in accordance with generally accepted auditing standards in Brazil and included: a) the planning of our work, taking into consideration the materiality of balances, the volume of transactions and the accounting and internal control systems of the Company and its subsidiaries; b) the examination, on a test basis, of documentary evidence and accounting records supporting the amounts and disclosures in the financial statements; and c) an assessment of the accounting practices used and significant estimates made by management of the Company and its subsidiaries, as well as an evaluation of the financial statement presentation, taken as a whole.

3. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Suzano Bahia Sul Papel e Celulose S.A., and the financial position of Suzano Bahia Sul Papel e Celulose S.A. and subsidiaries as of December 31, 2005 and 2004, the results of their operations, changes in their shareholders' equity and changes in their financial position for the years then ended in accordance with the accounting practices adopted in Brazil.

Ernst & Young

4. Our audits were conducted to allow us to express an opinion on the financial statements referred to above. The statements of cash flows and value added for the years ended December 31, 2005 and 2004, prepared in accordance with the accounting practices adopted in Brazil, are being presented as supplementary information for the Company and its subsidiaries, and are not required as an integral part of the financial statements. Such statements were submitted to the audit procedures described in the second paragraph above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements for the years ended December 31, 2005 and 2004, taken as a whole.

Salvador, January 23, 2006

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6-F-BA



Idésio S. Coelho Jr.
Accountant CRC-1SP163904/O-0-S-BA

A free translation from Portuguese into English of financial statements prepared in accordance with the accounting practices adopted in Brazil

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

BALANCE SHEETS
December 31, 2005 and 2004
(In thousands of reais)

	Parent Company		Consolidated	
	2005	**2004**	**2005**	**2004**
Assets				
Current assets:				
Cash and marketable securities	**541,306**	654,159	**1,081,878**	1,086,220
Trade accounts receivable	**950,072**	771,397	**695,218**	560,260
Inventories	**368,602**	352,978	**463,068**	405,995
Recoverable taxes	**87,934**	30,885	**95,464**	30,885
Deferred income and social contribution taxes	**52,366**	95,176	**58,257**	106,075
Other accounts receivable	**16,167**	12,051	**18,923**	12,314
Prepaid expenses	**4,451**	5,166	**4,558**	5,286
Total current assets	**2,020,898**	1,921,812	**2,417,366**	2,207,035
Noncurrent assets:				
Due from related parties	**1,524**	6,232	**19**	11
Deferred income and social contribution taxes	**111,575**	137,853	**140,505**	137,853
Judicial deposits	**30,748**	29,308	**42,471**	29,308
Recoverable taxes	**16,444**	25,527	**22,538**	25,532
Advances to suppliers	**116,367**	81,001	**116,367**	81,001
Other accounts receivable	**21,973**	20,895	**26,389**	24,025
Total noncurrent assets	**298,631**	300,816	**348,289**	297,730
Permanent assets:				
Investments	**1,091,708**	336,767	**484,978**	25,796
Property, plant and equipment	**3,587,811**	3,380,621	**4,085,334**	3,459,870
Deferred charges	**1,022**	1,373	**3,728**	1,418
Total permanent assets	**4,680,541**	3,718,761	**4,574,040**	3,487,084
Total assets	**7,000,070**	5,941,389	**7,339,695**	5,991,849

	Parent Company		Consolidated	
	2005	**2004**	**2005**	**2004**
Liabilities and shareholders' equity				
Current liabilities:				
Trade accounts payable	**130,425**	127,471	**158,593**	133,730
Loans and financing	**942,109**	779,059	**982,020**	789,680
Debentures	**27,793**	24,784	**27,793**	24,784
Taxes payable other than on income	**14,221**	15,785	**18,894**	16,220
Payroll and taxes payable	**47,415**	51,234	**53,693**	52,207
Accounts payable	**62,531**	59,388	**73,276**	67,251
Payable to related parties	**764**	771	**504**	504
Dividends and interest on shareholders' equity	**119,265**	81,836	**119,265**	81,836
Deferred income and social contribution taxes	**-**	-	**1,382**	-
Income and social contribution taxes	**-**	1,828	**2,509**	2,897
Total current liabilities	**1,344,523**	1,142,156	**1,437,929**	1,169,109
Noncurrent liabilities:				
Loans and financing	**1,873,534**	1,375,047	**2,082,559**	1,412,330
Debentures	**464,421**	475,384	**464,421**	475,384
Accounts payable	**11,580**	29,538	**11,580**	29,538
Deferred income and social contribution taxes	**15,064**	13,147	**23,277**	13,147
Provision for contingencies and actuarial liabilities	**171,380**	146,080	**210,432**	146,080
Total noncurrent liabilities	**2,535,979**	2,039,196	**2,792,269**	2,076,479
Shareholders' equity				
Capital	**1,479,990**	1,477,963	**1,479,990**	1,477,963
Capital reserves	**378,832**	342,685	**378,832**	342,685
Treasury shares	**(15,080)**	(15,080)	**(15,080)**	(15,080)
Income reserves	**1,275,826**	954,469	**1,265,755**	940,693
Total shareholders' equity	**3,119,568**	2,760,037	**3,109,497**	2,746,261
Total liabilities and shareholders' equity	**7,000,070**	5,941,389	**7,339,695**	5,991,849

See accompanying notes.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

STATEMENTS OF INCOME
December 31, 2005 and 2004
(In thousands of reais)

	Parent Company		Consolidated	
	2005	**2004**	**2005**	**2004**
Gross sales	**2,875,888**	2,109,273	**3,201,048**	3,017,532
Sales deductions	**(367,744)**	(149,110)	**(414,057)**	(377,598)
Net sales	**2,508,144**	1,960,163	**2,786,991**	2,639,934
Cost of goods sold	**(1,436,646)**	(973,369)	**(1,763,987)**	(1,448,832)
Gross profit	**1,071,498**	986,794	**1,023,004**	1,191,102
Operating income (expense)				
Selling expenses	**(272,710)**	(194,034)	**(170,145)**	(152,971)
General and administrative expenses	**(159,163)**	(137,292)	**(191,719)**	(201,934)
Management fees	**(28,187)**	(15,351)	**(28,763)**	(22,777)
Financial expenses	**(11,842)**	43,773	**(49,742)**	(141,510)
Financial income	**74,154**	35,701	**83,152**	73,967
Equity pickup in subsidiaries and affiliates	**(48,989)**	(34,036)	**(351)**	(286)
Amortization of goodwill		-	**(37,679)**	-
Other operating income, net	**22,012**	11,040	**29,863**	25,093
Operating income	**646,773**	696,595	**657,620**	770,684
Nonoperating income, net	**(4,288)**	16,444	**(10,677)**	30,072
Income before income and social contribution taxes	**642,485**	713,039	**646,943**	800,756
Income and social contribution taxes	**(146,543)**	(161,159)	**(147,294)**	(197,797)
Income before result from dowstream merger	**495,942**	551,880	**499,649**	602,959
Result from downstream merger (see note 2)	**-**	36,309	**-**	-
Net income for the year	**495,942**	588,189	**499,649**	602,959
Net earnings per share - in reais	**1.74573**	2.07168		
Number of outstanding shares at year end	**284,088,094**	283,918,754		

See accompanying notes.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

STATEMENTS OF SHAREHOLDERS' EQUITY
Years ended December 31, 2005 and 2004
(In thousands of reais)

		Capital reserves			Income reserves				
	Capital	Tax incentives	Special goodwill reserve	Treasury shares	Legal Reserve	Reserve for capital increase	Special statutory reserve	Retained earnings	Total
Balances at December 31, 2003	1,238,024	169,462	-	-	45,371	467,408	51,934	-	1,972,199
Capital increase in cash	1,669	-	-	-	-	-	-	-	1,669
Transfer of preferred class "B" shares (FINOR) to treasury	-	-	-	(1,741)	-	-	-	-	(1,741)
Net income for the year	-	-	-	-	-	-	-	588,189	588,189
From downstream merger									
Special goodwill reserve	-	-	108,723	-	-	-	-	-	108,723
Purchase of own shares	-	-	-	(13,339)	-	-	-	-	(13,339)
Capital increase	238,270	-	-	-	-	-	-	-	238,270
Allocation of the net income:									
Proposed dividends	-	-	-	-	-	-	-	(29,756)	(29,756)
Interest on shareholders' equity									
Paid on September 30, 2004	-	-	-	-	-	-	-	(50,337)	(50,337)
Allocated on December 23, 2004, payable on February 28, 2005	-	-	-	-	-	-	-	(60,022)	(60,022)
Tax incentives reserve									
ADENE – Northeast Development Agency	-	58,318	-	-	-	-	-	(58,318)	-
FINOR - Northeast Investment Fund	-	6,182	-	-	-	-	-	-	6,182
Legal reserve	-	-	-	-	29,409	-	-	(29,409)	-
Reserve for capital increase	-	-	-	-	-	324,312	-	(324,312)	-
Special statutory reserve	-	-	-	-	-	-	36,035	(36,035)	-
Balances at December 31, 2004	1,477,963	233,962	108,723	(15,080)	74,780	791,720	87,969	-	2,760,037
Capital increase	2,027	-	-	-	-	-	-	-	2,027
Net income for the year	-	-	-	-	-	-	-	495,942	495,942
Allocation of net income:									
Interest on shareholders' equity									
Allocated on December 23, 2005, paid on January 4, 2006	-	-	-	-	-	-	-	(138,438)	(138,438)
Tax incentives reserve									
ADENE – Northeast Development Agency	-	36,147	-	-	-	-	-	(36,147)	-
Legal reserve	-	-	-	-	24,797	-	-	(24,797)	-
Reserve for capital increase	-	-	-	-	-	266,904	-	(266,904)	-
Special statutory reserve	-	-	-	-	-	-	29,656	(29,656)	-
Balances at December 31, 2005	1,479,990	270,109	108,723	(15,080)	99,577	1,058,624	117,625	-	3,119,568

See accompanying notes.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
Years ended December 31, 2005 and 2004
(In thousands of reais)

	Parent Company		Consolidated	
	2005	2004	2005	2004
Working capital provided by:				
Operations:				
Net income for the year	**495,942**	588,189	**499,649**	602,959
Items not affecting working capital:				
Depreciation, depletion and amortization	**212,867**	152,342	**250,642**	200,430
Net book value of permanent assets disposed of	**19,439**	30,893	**20,985**	42,531
Deferred income and social contribution taxes	**28,194**	105,246	**15,511**	35,480
Provision for contingencies and actuarial liabilities	**25,339**	33,274	**25,798**	40,579
Equity pickup in subsidiaries and affiliates	**48,989**	34,036	**(351)**	286
Amortization of goodwill	**-**	-	**37,679**	-
Exchange and monetary variations and long-term interest, net	**(168,586)**	(153,781)	**(176,092)**	(88,048)
Total working capital provided by operations	**662,184**	790,199	**673,821**	834,217
Shareholders:				
Capital increase in cash	**2,027**	1,669	**2,027**	1,669
Capital increase due to downstream merger	**-**	238,270	**-**	-
Equity increase due to elimination of minority interest due to downstream merger	**-**	-	**-**	115,606
Total working capital provided by shareholders	**2,027**	239,939	**2,027**	117,275
Third parties:				
Long-term financing and loans	**1,175,562**	420,423	**1,384,821**	734,695
Debentures	**-**	483,580	**-**	483,580
Long-term suppliers	**-**	-	**44,465**	15,000
Special goodwill reserve from downstream merger	**-**	108,723	**-**	108,723
Profit on intercompany fixed asset disposals longer eliminated due to the downstream merger	**-**	-	**-**	53,862
Income tax incentives	**-**	6,182	**-**	6,182
Decrease in noncurrent assets	**-**	-	**2,133**	-
Total working capital provided by third parties	**1,175,562**	1,018,908	**1,431,419**	1,402,042
Total working capital provided	**1,839,773**	2,049,046	**2,107,267**	2,353,534

See accompanying notes.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION (Continued)
Years ended December 31, 2005 and 2004
(In thousands of reais)

	Parent Company		Consolidated	
	2005	**2004**	**2005**	**2004**
Working capital used for:				
Permanent assets				
Increase in Investments	**803,930**	35,993	**497,376**	3,011
Increase in Property, plant and equipment	**439,142**	376,825	**895,054**	617,936
Increase in Deferred charges	**-**	-	**4,249**	248
	1,243,072	412,818	**1,396,679**	621,195
Noncurrent assets	**24,222**	9,951	**64,076**	48,466
Dividends / interest on shareholders' equity paid and proposed	**138,438**	140,115	**138,438**	140,115
Transfer of preferred class "B" shares - FINOR - to treasury	**-**	1,741	**-**	1,741
Elimination of minority interests due to downstream merger	**-**	-	**-**	115,606
Transfer from noncurrent to current liabilities	**537,322**	486,702	**566,563**	794,583
Total working capital used	**1,943,054**	1,051,327	**2,165,756**	1,721,706
(Decrease) increase in working capital	**(103,281)**	997,719	**(58,489)**	631,828
Effect on working capital due to downstream merger	**-**	(349,297)	**-**	-
(Decrease) increase in working capital after the effect of Downstream merger	**(103,281)**	648,422	**(58,489)**	631,828
(Decrease)increase in working capital				
Current assets:				
At end of the year	**2,020,898**	1,921,812	**2,417,366**	2,207,035
At beginning of the year	**1,921,812**	1,148,197	**2,207,035**	2,270,688
	99,086	773,615	**210,331**	(63,653)
Current liabilities:				
At end of the year	**1,344,523**	1,142,156	**1,437,929**	1,169,109
At beginning of the year	**1,142,156**	1,016,963	**1,169,109**	1,864,590
	(202,367)	(125,193)	**(268,820)**	695,481
(Decrease) increase in working capital	**(103,281)**	648,422	**(58,489)**	631,828

See accompanying notes.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

STATEMENTS OF CASH FLOWS
Years ended December 31, 2005 and 2004
(In thousands of reais)

	Parent Company		Consolidated	
	2005	2004	2005	2004
Cash flows from operating activities:				
Net income for the year	**495,942**	588,189	**499,649**	602,959
Adjustments to reconcile net income to cash provided by operating activities:				
Depreciation, depletion and amortization	**212,867**	152,342	**250,642**	200,430
Income on sale of property, plant and equipment	**4,288**	(33,611)	**5,834**	(47,560)
Equity pickup in subsidiaries and affiliates	**48,989**	34,036	**(351)**	286
Amortization of goodwill	**-**	-	**37,679**	-
Interest, foreign exchange and monetary variation, net	**(246,334)**	(246,491)	**(227,641)**	(45,827)
Provision for contingencies and actuarial liabilities	**25,339**	33,274	**25,798**	40,579
Deferred income and social contribution taxes	**71,005**	66,077	**62,179**	(8,458)
Changes in assets and liabilities related to operations:				
(Increase) decrease in accounts receivable	**(178,675)**	21,199	**(135,465)**	(148,112)
Increase in other current and noncurrent assets	**(100,167)**	(22,443)	**(189,107)**	(39,960)
(Decrease) increase in other current and noncurrent liabilities	**(13,407)**	(32,021)	**59,155**	(68,781)
Net cash provided by operating activities	**319,847**	560,551	**388,372**	485,556
Cash flows used in investing activities				
Increase in investments	**(803,930)**	(35,993)	**(497,376)**	(3,011)
Increase in property, plant and equipment	**(439,142)**	(376,825)	**(895,054)**	(617,936)
Increase in deferred charges	**-**	-	**(4,249)**	(248)
Net effect of downstream merger	**-**	(200,264)	**-**	-
Elimination of minority interests due to downstream merger	**-**	-	**-**	(115,606)
Credit from disposal of investments	**-**	-	**-**	-
Income tax incentives	**-**	6,182	**-**	6,182
Proceeds generated by sale of permanent assets	**15,151**	64,504	**15,151**	90,091
Net cash (used in) investing activities	**(1,227,921)**	(542,396)	**(1,381,528)**	(640,528)
Cash flows provided by (used in) financing activities				
Capital increase	**2,027**	1,669	**2,027**	1,669
Capital increase due to downstream merger	**-**	238,270	**-**	-
Special goodwill reserve due to downstream merger	**-**	108,723	**-**	108,723
Equity increase due to elimination of minority interests upon downstream merger	**-**	-	**-**	115,606
Profit on fixed asset disposal to related parties no longer eliminated due to downstream merger	**-**	-	**-**	53,862
Transfer of preferred shares type "B" - FINOR - to treasury	**-**	(1,741)	**-**	(1,741)
Payment of dividends and interest on shareholders' equity	**(101,009)**	(98,778)	**(101,009)**	(178,782)
Proceeds from financing and loans	**1,740,653**	1,195,590	**1,999,264**	1,638,757
Payment of financing and loans to third parties	**(846,450)**	(1,478,166)	**(891,682)**	(1,803,889)
Net cash provided by (used in) financing activities	**795,221**	(34,433)	**1,008,600**	(65,795)
Effects of exchange rate variation on cash and marketable securities	**-**	-	**(19,786)**	(25,464)
Changes in cash and marketable securities	**(112,853)**	(16,278)	**(4,342)**	(246,231)
At the beginning of the year	**654,159**	670,437	**1,086,220**	1,332,451
At the end of the year	**541,306**	654,159	**1,081,878**	1,086,220

See accompanying notes.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

STATEMENTS OF VALUE ADDED
Years ended December 31, 2005 and 2004
(In thousands of reais)

	Parent Company		Consolidated	
	2005	2004	2005	2004
Revenues				
Sale of products and services	**2,875,888**	2,109,273	**3,201,048**	3,017,532
Other operating income	**30,295**	13,704	**50,547**	36,737
Allowance for doubtful accounts	**(10,561)**	(9,408)	**(10,863)**	(9,600)
Nonoperating income, net	**15,722**	16,444	**9,332**	30,072
	2,911,344	2,130,013	**3,250,064**	3,074,741
Inputs acquired from third parties				
Raw materials consumed	**685,997**	475,582	**829,743**	682,263
Materials, electricity, outsourced services received	**853,103**	544,635	**900,453**	855,989
Loss/recovery of asset amounts	**26,250**	-	**26,250**	-
Gross value added	**1,345,994**	1,109,796	**1,493,618**	1,536,489
Retentions				
Depreciation, depletion and amortization	**212,867**	152,342	**250,642**	200,430
Net value added generated by the Company	**1,133,127**	957,454	**1,242,976**	1,336,059
Value added received in transfer				
Equity pickup in subsidiaries and affiliates	**(48,989)**	(34,036)	**(351)**	(286)
Amortization of goodwill	**-**	-	**(37,679)**	-
Dividends received from investments at cost	**1,235**	316	**1,238**	886
Financial income	**73,073**	39,084	**51,371**	78,642
Result from downstream merger	**-**	36,309	**-**	-
Value added to be distributed	**1,158,446**	999,127	**1,257,555**	1,415,301
Value added distribution				
Payroll and social charges	**284,937**	182,619	**344,224**	288,976
Taxes, charges and contributions	**331,917**	249,701	**359,753**	346,983
Interest and financial changes, net	**11,840**	(40,075)	**19,840**	147,150
Rental	**33,810**	18,693	**33,915**	29,233
Dividends and interest on shareholders' equity	**138,438**	140,115	**138,438**	140,115
Retained earnings	**357,504**	448,074	**361,385**	462,844
	1,158,446	999,127	**1,257,555**	1,415,301

See accompanying notes.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais)

1. Operations

The core business of Suzano Bahia Sul Papel e Celulose S.A. (hereinafter referred to as the Company or Suzano or Suzano Papel e Celulose) and its subsidiaries, with headquarter in Salvador (Bahia State) and operating production units in Bahia State and São Paulo State, consists in manufacturing and trading, domestically and abroad, short-fiber pulp eucalyptus and paper, in addition to the formation and exploitation of eucalyptus forests for own use and sale to third parties.

The trading of the products abroad is made through wholly-owned subsidiaries located abroad. Subsidiaries abroad do not have industrial plants.

2. Presentation of the Financial Statements

The financial statements were prepared in accordance with the accounting practices derived from Brazilian Corporation Law and regulations established by the Brazilian Securities and Exchange Commission - CVM.

Financial statement presentation framework

The Company's regular accounting records are disclosed in the parent company's financial statements both for the current year and for 2004, thus reflecting fully different financial conditions and net income presentation, since the current year includes the assets transferred upon the downstream merger of Companhia Suzano de Papel e Celulose (Companhia Suzano) with Bahia Sul Celulose S.A. (Bahia Sul) on June 30, 2004. Therefore, comparability of the parent company's financial statements is impaired by the effects of the merger occurred in June 2004, except for its balance sheet , which has already been prepared on the same basis. The statements of income and value added for 2004 (parent company) disclose the effect of the downstream merger in a sole entry, consisting of Companhia Suzano net results for the first half of 2004, under "Result from downtream merger". The statements of changes in financial position and cash flows also disclose the effect in a single entry, under "Net effect of downstream merger".

The proportional consolidation of Ripasa S.A. Celulose e Papel as from March 31, 2005 (see Note 3) should be taken into consideration when analyzing the consolidated financial statements.

2. Presentation of the Financial Statements (Continued)

Summary of principal accounting practices

a) Statement of income: Revenues and expenses are recognized on the accrual basis. Revenue from the sale of goods is recognized in the statement of income when all risks and rewards of ownership have been transferred to the buyer. No revenue is recognized if there are significant uncertainties regarding its realization.

b) Accounting estimates: Accounting estimates were based on objective and subjective aspects, considering Management's opinion of the appropriate amount to be recorded in the financial statements. Significant items subject to these estimates include: the definition of useful lives of property, plant and equipment; allowance for doubtful accounts; inventory losses; valuation allowance; deferred income and social contribution taxes; provision for contingencies and actuarial liabilities and valuation of derivative financial instruments. Actual results may significantly differ from these estimates due to the underlying inaccuracy of the determination process. The Company reviews its estimates and assumptions at least on a quarterly basis.

c) Foreign currency: Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate in effect at the balance sheet dates. Foreign currency translation gains and losses are recognized in the statements of income. Assets and liabilities of foreign subsidiaries and affiliates were translated into reais at the foreign exchange rate in force at the balance sheet dates and the results of operations were translated at the average exchange rate for the years.

d) Derivative financial instruments: Derivative financial instruments, such as swaps, are recorded initially at cost and subsequently revalued according to the contractual terms, to reflect amounts accrued to the balance sheet dates. Derivative financial instruments aim to minimize the risks involved in loans and financing denominated in foreign currency. According to its Treasury department's policy, the Company does not hold or issue derivative financial instruments for non hedge purposes.

e) Marketable securities: These are recorded at cost, plus income accrued to the balance sheet dates, not exceeding market value.

2. Presentation of the Financial Statements (Continued)

Summary of principal accounting practices (Continued)

f) Allowance for doubtful accounts: This is established at an amount considered sufficient by Management to cover any possible losses on the collection of accounts receivable.

g) Inventories: Inventories are stated at their average acquisition or production cost, not exceeding market value.

h) Investments: Investments in subsidiaries and affiliates are valued under the equity method. Other investments are stated at acquisition cost, net of a valuation allowance, where applicable.

i) Property, plant and equipment: These are recorded at the acquisition, development or construction cost, restated by inflation rates until December 31, 1995, (including interest and other financial charges directly related to the project or construction). Depreciation is calculated using the straight-line method based on the depreciation rates mentioned in Note 11, considering the estimated useful lives of the assets. Timber resources include acquisition, development and maintenance costs. Depletion is calculated in accordance with the harvests, based on the average cost of the harvested area.

j) Deferred charges: These are recorded at purchase and development cost, less amortization, which is calculated by using the straight-line method over a maximum period of five years.

k) Rights and obligations: These are restated based on exchange rates or indices and interest rates specified in the contracts in force, to reflect amounts receivable and payable at the balance sheet dates.

l) Provisions: These are recognized in the balance sheets whenever the Company has a legal or acquired obligation as a result of a past event, and it is probable that an outflow of economic benefits is required to settle the obligation. Provisions are recorded considering the best estimates for the risk of each specific liability.

m) Non-cumulative PIS/COFINS: Tax debits arising from the sale of products are presented as sales deductions in the statement of income. Tax credits deriving from: (i) purchase of raw materials; (ii) services and other materials to be used in production; (iii) initial inventory balances; (iv) and depreciation costs, as established by Laws No. 10,637/02 and No. 10,833/03, are presented in the statement of income as a reduction of cost of goods sold. Tax debits and credits referring respectively to financial income and expenses are deducted from these items in the statement of income, in the periods which such taxation was applicable.

2. Presentation of the Financial Statements (Continued)

Summary of principal accounting practices (Continued)

n) Income and social contribution taxes: Income and social contribution taxes on net income for the year comprise current and deferred taxes.

Current tax is calculated on taxable income for the year, by using tax rates in force at the balance sheet dates. Current tax rates are as follows: (i) income tax is computed at the rate of 25% of adjusted net income (15% of taxable income, plus a 10% surtax); and (ii) social contribution tax is computed at the rate of 9% of adjusted net income.

The deferred tax asset resulting from income and social contribution taxes losses carryforward and temporary differences was determined in accordance with CVM Instruction No. 371/02.

o) Statements of cash flows and value added: The statements of cash flows, prepared in accordance with NPC 20 – Statement of Cash Flows, issued by the Brazilian Institute of Independent Auditors – IBRACON, and the statements of value added, prepared in accordance with the provisions of Official Circular Letter /CVM/SNC/SEP No. 01/2000, are presented as supplementary information. The statement of value added aims to show the wealth generated by the Company and its subsidiaries and how the value added has been used to reward those contributing to its generation.

3. Consolidated Financial Statements

The accounting policies have been consistently applied by the consolidating companies and are consistent with those used in the previous year.

The consolidated financial statements include the financial statements of Suzano Bahia Sul Papel e Celulose S.A. and the following direct and indirect subsidiaries: Suzano America Inc (successor to the subsidiary corporations Bahia Sul América, Inc. and Nemotrade Corporation), Suzano Trading Ltd. (formerly Bahia Sul International Trading Ltd.), Bahia Sul Holding GmbH, Suzanopar Investimentos Ltd, Comercial e Agrícola Paineiras Ltda. (Paineiras), Nemo International, Sun Paper and Board Limited, Stenfar S.A. - Ind.Com.Imp. y Exp (Stenfar), Ripasa Participações S.A. (Ripar) and Ripasa S.A. Celulose e Papel (Ripasa).

(In thousands of reais)

3. Consolidated Financial Statements (Continued)

Due to the acquisition of interest in Ripasa as of March 31, 2005 (see Note 10), the financial statements of such company started to be proportionally consolidated, from that date. The proportional consolidation is justified under the shareholders' agreement entered into with Votorantim Celulose e Papel (VCP), which meets the requirements established by CVM Instruction No. 247/96. Therefore, comparison of consolidated financial statements must take into consideration this proportional consolidation. As supplementary information, the Company is presenting the statements of Ripasa's proportional consolidation, including the balance sheet and the statements of income of Suzano Papel e Celulose before this proporcional consolidation.

On April 30, 2005, the subsidiaries Bahia Sul America, Inc and Nemotrade Corporation were merged, therefore resulting in the new subsidiary named Suzano America Inc. This transaction was carried out at book value of the net assets of both companies. On September 13, 2005, Bahia Sul International Trading Ltd. was renamed to Suzano Trading Ltd. In December 2005, the indirectly-owned subsidiaries CSPC Overseas Ltd. and Suzanopar International S.A. were liquidated.

The financial period of the subsidiaries included in the consolidated financial statements is the same as that of the parent company.

Description of the main consolidation procedures

a) Elimination of intercompany asset and liability account balances;
b) Elimination of investment in the subsidiaries' capital, reserves and retained earnings;
c) Elimination of intercompany income and expense balances and unearned income arising from intercompany transactions;
d) Elimination of tax charges due on unearned income, shown as deferred taxes in the consolidated balance sheets.

(In thousands of reais)

3. Consolidated Financial Statements (Continued)

Reconciliation of net income for the years and shareholders' equity between consolidated and Parent Company

	2005		2004	
	Net Income	Shareholders' equity	Net income	Shareholders' equity
Parent Company	495,942	3,119,568	588,189	2,760,037
Elimination of realized (unrealized) income recorded by the Parent Company in transactions with subsidiaries	8,722	(12,144)	22,376	(20,870)
Income and social contribution taxes on the elimination above	(2,965)	4,123	(7,606)	7,094
Sale of other assets from the parent company to subsidiaries	(1,757)	(1,757)	-	-
Others	(293)	(293)	-	-
Consolidated	499,649	3,109,497	602,959	2,746,261

4. Cash and Marketable Securities

	Parent Company		Consolidated	
	2005	2004	2005	2004
Cash and banks	**10,336**	11,853	**174,650**	176,974
Marketable securities	**530,970**	642,306	**907,228**	909,246
	541,306	654,159	**1,081,878**	1,086,220

Marketable securities refer substantially to bank deposit certificates remunerated at rates that vary from 99.5% to 101.5% of the Brazilian Interbank Deposit Certificate (CDI) rate and foreign marketable securities, at an average rate of 3.43% per annum plus exchange variation of the US dollar rate.

(In thousands of reais)

5. Trade Accounts Receivable

	Parent Company		Consolidated	
	2005	**2004**	**2005**	**2004**
Domestic receivables	**431,780**	406,512	**501,973**	406,811
Foreign receivables				
Subsidiaries	**520,474**	387,185	**-**	-
Third parties	**9,878**	18,204	**210,804**	199,024
Discounted export receivables	**(390)**	(16,988)	**(390)**	(16,988)
Allowance for doubtful accounts	**(11,670)**	(23,516)	**(17,169)**	(28,587)
	950,072	771,397	**695,218**	560,260

The Parent Company had, at December 31, 2005, outstanding vendor operations with its customers in the amount of R$44,053 (R$89,096 in 2004), in which the Company acts as an intervening guarantor. At December 31, 2005 this amount is R$61,402 in the consolidated (R$89,096 in 2004).

6. Inventories

	Parent Company		Consolidated	
	2005	**2004**	**2005**	**2004**
Finished goods				
Pulp				
Domestic	**17,811**	13,052	**18,570**	13,052
Foreign	**-**	-	**12,497**	12,179
Paper				
Domestic	**113,274**	123,052	**127,366**	123,052
Foreign	**-**	-	**43,109**	40,747
Work in process	**18,949**	18,032	**21,516**	18,032
Raw materials	**86,505**	79,523	**92,985**	79,523
Maintenance and other materials	**135,947**	119,319	**150,909**	119,410
Provision for inventories losses	**(3,884)**	-	**(3,884)**	-
	368,602	352,978	**463,068**	405,995

(In thousands of reais)

7. Recoverable Taxes

	Parent Company		Consolidated	
	2005	**2004**	**2005**	**2004**
Recoverable social contribution tax	**18,932**	177	**19,482**	177
Recoverable income tax	**46,575**	5,470	**47,545**	5,470
Recoverable PIS/COFINS	**3,242**	6,687	**4,418**	6,687
Value added tax (ICMS) on acquisition of property, plant and equipment	**33,609**	42,409	**43,268**	42,409
Others	**2,020**	1,669	**3,289**	1,674
	104,378	56,412	**118,002**	56,417
Less current assets	**87,934**	30,885	**95,464**	30,885
Noncurrent assets	**16,444**	25,527	**22,538**	25,532

8. Income and Social Contribution Taxes

Deferred income and social contribution taxes

The deferred income and social contribution taxes are recognized to reflect future tax effects attributable to temporary differences between the tax bases for assets and liabilities and their book values, and on income and social contribution tax losses carryforward.

The recorded deferred income and social contribution taxes derive from:

	Parent Company		Consolidated	
	2005	2004	2005	2004
Assets				
Income tax loss carryforward	**10,356**	45,154	**12,611**	45,154
Social contribution tax loss carryforward	**402**	13,790	**402**	13,790
Temporary differences:				
- On provisions	**62,481**	57,468	**82,236**	68,367
- On goodwill amortization	**90,702**	116,617	**103,513**	116,617
	163,941	233,029	**198,762**	243,928
Less current assets	**52,366**	95,176	**58,257**	106,075
Noncurrent assets	**111,575**	137,853	**140,505**	137,853

(In thousands of reais)

8. Income and Social Contribution Taxes (Continued)

Deferred income and social contribution taxes (Continued)

	Parent Company		Consolidated	
	2005	2004	2005	2004
Liabilities				
Accelerated depreciation	**15,064**	13,147	**16,106**	13,147
Deferred exchange variation	**-**	-	**6,433**	-
Temporary exclusions	**-**	-	**2,120**	-
	15,064	13,147	**24,659**	13,147
Less current liabilities	**-**	-	**1,382**	-
Noncurrent liabilities	**15,064**	13,147	**23,277**	13,147

The taxes losses carryforward are composed as follows:

	Parent Company		Consolidated	
	2005	2004	2005	2004
Income tax losses carryforward	**41,422**	180,618	**47,902**	180,618
Social contribution tax losses carryforward	**4,470**	153,221	**4,470**	153,221

In accordance with CVM Instruction No. 371/02, and based on expected future taxable income, as determined in a technical study approved by the Board of Directors, the Company recognized tax credits on income and social contribution tax losses carryforward and temporary differences, which have no statutory limitation in time. The carrying value of the deferred tax asset is reviewed annually by the Company and the related adjustments have not been significant in relation to management's initial estimate. The technical study considers the income tax reduction incentive of 75% on profits from tax incentive activities of the Mucuri plant (former Bahia Sul).

Based on this technical analysis of future taxable income, the Company expects to recover these tax credits in the following years:

	Parent Company		Consolidated	
	2005	2004	2005	2004
2005	**-**	95,176	**-**	106,075
2006	**52,366**	49,783	**58,257**	49,783
2007	**31,576**	67,669	**35,450**	67,669
2008	**51,353**	20,401	**51,724**	20,401
2009 to 2014	**28,646**	-	**53,331**	-
	163,941	233,029	**198,762**	243,928

The expected recoverability of the tax credits is based on the projections of future taxable income, taking into consideration various business and financial assumptions on the balance sheet dates. Accordingly, these estimates may differ from the effective taxable income in the future due to the underlying uncertainties involved.

(In thousands of reais)

8. Income and Social Contribution Taxes (Continued)

Income Tax - Reduction of 75% ADENE – Mucuri Plant

The Company obtained from ADENE (former SUDENE), for the Mucuri plant, a tax incentive reduction of 75% in the income tax until 2011 for pulp and 2012 for paper. Such tax incentive, calculated based on exploration profit, is proportional to Mucuri plant net sales revenues.

This income tax reduction from this tax benefit is not recorded as expense in the statement of income. However, at the end of each financial year, after net income has been determined, the reduction obtained for the year is allocated to capital reserve as a partial destination of the net income determined, in accordance with the legal provision establishing that such tax benefit is not to be distributed. Tax savings in 2005 amounted to R$ 36,147 (R$58,318 in 2004).

Reconciliation between income and social contribution tax expenses

The reconciliation between the tax expense as calculated by the combined statutory rates and the income and social contribution tax expenses charged to statements of income is presented as follows:

	Parent Company		Consolidated	
	2005	**2004**	**2005**	**2004**
Income before income and social contribution taxes	**642,485**	713,039	**646,943**	800,756
Reversal of equity pickup	**48,989**	34,036	**351**	286
Income after reversal of equity pickup	**691,474**	747,075	**647,294**	801,042
Income and social contribution taxes calculated at the combined tax rate of 34%	**(235,101)**	(254,006)	**(220,080)**	(272,354)
Analysis of the effective income and social contribution tax rates:				
Profits from foreign subsidiaries	**(38)**	(1,995)	**-**	-
Exchange variation on investments abroad		-	**(12,965)**	(5,397)
Interest on shareholders' equity	**47,067**	37,521	**47,067**	37,521
Tax incentives – ADENE	**36,147**	58,318	**36,147**	58,318
Others	**5,382**	(997)	**2,537**	(15,885)
Income and social contribution taxes	**(146,543)**	(161.159)	**(147,294)**	(197,797)
Effective tax rate	21.2%	21.6%	22.8%	24.7%

(In thousands of reais)

9. Advances to Suppliers – Timber Development Program

This incentive program, under which local independent farmers plant eucalyptus in their own land, reached 66.3 thousand hectares, with 565 contracts, in 47 cities. Timber from these farmers represents 10.5% of total Company timber consumption.

The Company granted advances to farmers related to this incentive program in the total amount of R$ 116,367 (R$ 81,001 in 2004).

10. Investments

	Parent Company		Consolidated	
	2005	**2004**	**2005**	**2004**
Investments in subsidiaries and affiliates	**1,072,404**	317,741	**915**	1,028
Goodwill on acquisition of Ripasa	**-**	-	**464,686**	-
Other investments	**26,026**	26,027	**26,099**	31,769
Provision for losses	**(6,722)**	(7,001)	**(6,722)**	(7,001)
	1,091,708	336,767	**484,978**	25,796

Details of investments

	2005						
	Data from subsidiary / affiliate			Equity pick up		Investments	
	Shareholders' equity	Net income (loss)	Interest	2005	2004	2005	2004
Parent Company							
Ripasa Participações S/A	**1,470,620**	**(6,785)**	**50%**	**(6,785)**	-	**735,310**	-
Suzanopar Investimentos Ltd.	**129,257**	**(12,242)**	**100%**	**(31,208)**	(21,375)	**129,257**	160,467
Nemo International	**19,090**	**452**	**100%**	**(2,047)**	(823)	**19,090**	21,136
Comercial e Agrícola Paineiras Ltda.	**105,232**	**4,977**	**100%**	**4,977**	(1,691)	**105,232**	39,207
Stenfar S.A., Ind. Com. Imp. Y Exp. (1)	**12,669**	**10,671**	**15,7%**	**1,509**	-	**1,989**	-
Suzano Trading Ltd.	**73,911**	**(3,604)**	**100%**	**(14,593)**	(9,400)	**73,911**	88,501
Suzano America, Inc	**10,557**	**545**	**64,5%**	**(518)**	(464)	**6,809**	7,324
Bahia Sul Holding	**62**	**(17)**	**100%**	**(11)**	(100)	**62**	78
Pakprint S.A.	**3,720**	**(732)**	**20%**	**(313)**	(183)	**744**	1,028
Total investments in subsidiaries and affiliates				**(48,989)**	(34,036)	**1,072,404**	317,741
Other investments net of valuation allowance				**-**	-	**19,304**	19,026
Total investments				**(48,989)**	(34,036)	**1,091,708**	336,767
Consolidated							
Goodwill determined on the acquisition of Ripasa				**-**	-	**464,686**	-
Pakprint S.A.	**3,720**	(732)	**20%**	**(351)**	(286)	**915**	1,028
Other investments	**-**	-	-	**-**	-	**19,377**	24,768
Total investments						**484,978**	25,796

(In thousands of reais)

10. **Investments** (Continued)

Details of investments (Continued)

(1) On August 1, 2005, the capital of the subsidiary Stenfar was increased by 33,086 thousand pesos (R$32,897). On August 16, 2005, in order to comply with a change in the Argentine corporation laws and to reorganizing its subsidiaries abroad, the Company sold 84.3% of Stenfar's capital to its wholly-owned subsidiary Paineiras. The sale was carried out at market value, based on an independent valuation report. For consolidation purposes, goodwill on Paineiras was eliminated against the parent company's capital gain.

Acquisition of Ripasa

At March 31, 2005 the Company, together with VCP, acquired shareholding control, consisting of ordinary and preferred shares of Ripasa held either directly or indirectly by its controlling shareholders.

The acquisition of the controlling interest of Ripasa was made on equal terms by the Company and VCP through Ripasa Participações S.A. (Ripar), in which each of them holds interest of 50%, as shown below:

i. 129,676,966 common shares and 41,050,819 preferred shares of Ripasa were acquired and paid at March 31, 2005, representing 77.59% of voting capital and 46.06% of total capital, and
ii. 37,449,084 common shares and 12,388,719 preferred shares of Ripasa may be acquired through a call and put options that may be exercised within six years from the acquisition date, representing 22.41% of voting capital and 13.45% of total capital.

The transaction amount, including purchase made at March 31 and the option amounts, is equivalent in reais to US$709.46 million at the transaction date.

The price paid for the acquisition of shares referred to in item i was US$549.2 million (equivalent to R$1,484,200), each of the acquiring parties being in charge of half of such amount.

10. Investments (Continued)

Acquisition of Ripasa (Continued)

The price to be paid by the acquiring parties for the shares referred to in item ii above will amount to R$433.3 million (equivalent to US$160.3 million at the option contract date, when the liability was converted into reais), and will be monetarily restated by the SELIC rate up to the date of the effective exercise of the option. This amount reached R$495,100 at year-end.

As previously announced on July 20, 2005, the Boards of Directors of Suzano, Ripasa and VCP and the Executive Board of Ripar approved a corporate restructuring through which Ripasa non-controlling shareholders are allowed to migrate to Suzano and VCP capital in equal parts.

Approved corporate restructuring comprises: (i) the absorption of Ripasa shares by Ripar and (ii) total spin-off of Ripar, with the transfer of its net assets to Suzano and VCP, in equal parts. Restructuring would be submitted to the approval of general shareholders' meetings of the companies involved. By the end of the restructuring process, Ripasa non-controlling shareholders would become shareholders of Suzano and VCP.

The restructuring is justified because (i) it results in the migration of non-controlling shareholders from Ripasa to Suzano and VCP, whose shares have more liquidity, and (ii) represent a required step to enable a future reorganization at Ripasa, which will help rationalize its activities, generating cost savings and operating gains, as well as increased competitiveness and scale economies to the companies.

Granting the request of two Ripasa minority shareholders, the Judge of the 19th Civil Court of São Paulo, based on a writ of prevention, suspended the holding said general shareholders' meetings. This suspension is currently being contested by the companies involved.

The Company has amortized the goodwill on Ripasa acquisition, based on future profitability, considering a ten-year period. The Company will maintain such amortization period until the corporate restructuring process has been concluded, and, after that, will review income projections since cost savings and operating gains of such restructuring shall bring positive impacts on Ripasa future profitability.

(In thousands of reais)

11. Property, Plant and Equipment

Parent Company

	Average annual depreciation rate	2005 Cost	2005 Depreciation	2005 Net	2004 Net
Buildings	3.35%	637,786	(274,021)	363,765	375,998
Machinery and equipment	4.42%	3,608,602	(1,543,591)	2,065,011	2,087,556
Other depreciable assets	17.27%	176,046	(118,332)	57,714	63,891
Land and farms	-	393,063	-	393,063	330,443
Timber resources	-	502,518	-	502,518	432,230
Construction in progress	-	205,740	-	205,740	90,503
		5,523,755	(1,935,944)	3,587,811	3,380,621

Consolidated

	Average annual depreciation rate	2005 Cost	2005 Depreciation	2005 Net	2004 Net
Buildings	3.35%	711,796	(302,841)	408,955	377,807
Machinery and equipment	4.42%	4,021,284	(1,803,540)	2,217,744	2,087,634
Other depreciable assets	17.27%	210,277	(128,014)	82,263	67,214
Land and farms	-	452,541	-	452,541	338,646
Timber resources	-	543,514	-	543,514	433,081
Construction in progress	-	380,317	-	380,317	155,488
		6,319,729	(2,234,395)	4,085,334	3,459,870

At December 31, 2005, construction in progress consisted mainly of the Expansion Project for the Mucuri Plant – R$122,991, the Capim Branco Project – R$148,410 (see Note 24) and replacement of industrial equipment and facilities and improvement projects.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais)

12. Financing and Loans

	Index	Average annual interest rate	Parent Company 2005	Parent Company 2004	Consolidated 2005	Consolidated 2004
To acquire property, plant and equipment:						
BNDES – Finem	TJLP	(1) (2) 9.79%	**478,196**	429,814	**546,820**	467,487
BNDES – Finem	Basket of currencies	- (2) 10.16%	**113,709**	100,767	**113,709**	100,767
BNDES – Finame	TJLP	(1) (2) 9.89%	**36,683**	36,197	**36,683**	36,197
BNDES – Automatic	TJLP	(1) (2) 8.62%	**2,657**	4,752	**49,179**	4,752
FINEP		6,00%	**7,200**	-	**7,200**	-
Rural credit	-	8.75%	**4,074**	3,517	**4,074**	3,517
For working capital:						
Export financing	US$	5.30%	**2,092,711**	1,456,760	**2,209,403**	1,456,760
Foreign onlending	US$	8.66%	**23,422**	36,001	**23,422**	36,001
Imports financing	US$	4.13%	**56,991**	86,298	**73,919**	86,298
Others	US$	4.50%	**-**	-	**170**	10,231
			2,815,643	2,154,106	**3,064,579**	2,202,010
Less current liabilities (includes interest payable)			**942,109**	779,059	**982,020**	789,680
Noncurrent liabilities			**1,873,534**	1,375,047	**2,082,559**	1,412,330
Long-term loans and financing mature as follows:						
2006			**-**	534,169	**-**	534,643
2007			**378,647**	304,964	**411,709**	308,022
2008			**466,318**	199,510	**517,706**	203,651
2009			**560,943**	147,670	**608,301**	151,811
2010			**340,734**	94,036	**368,342**	98,177
2011 onwards			**126,892**	94,698	**176,501**	116,026
			1,873,534	1,375,047	**2,082,559**	1,412,330

(1) Capitalization agreement that corresponds to the amount in excess of 6% p.a. over the long-term interest rate (TJLP) published by the Brazilian Central Bank;

(2) Financing is secured, depending on the agreements, by: (i) mortgages of plant; (ii) rural properties and timberland; (iii) guarantees of the financed assets; (iv) and sureties from shareholders.

(In thousands of reais)

13. Debentures

			2005			2004			
Issue	Series	Units	Current	Noncurrent	Current and Noncurrent	Current and Noncurrent	Index	Interest	Due date
3rd	1st	333,000	**24,476**	**330,028**	**354,504**	343,917	IGP-M	10%*	4/1/2014
3rd	2nd	167,000	**3,317**	**134,393**	**137,710**	156,251	USD	10.38%	4/1/2014
			27,793	**464,421**	**492,214**	500,168			

* The contractual interest rate was 8% p.a. The effective interest rate was adjusted considering premium and discount on the issue price.

On August 23, 2004 the Company completed a R$ 500,000 two series issue of debentures, the first series amounting to R$ 333,000 and the second one amounting to R$ 167,000, both falling due in a 10-year period, in a sole installment.

The first issue was offered locally and is indexed to IGP-M (consumer market price index) variation plus 8% p.a., and was priced on the basis of the concepts set forth in Brazilian Securities Commission (CVM) Instruction N° 404, by granting premium and discount on the issue price. Effective interest defined in this process was equal to 10% p.a. paid semi-annually.

The second series, not traded on the market, was fully purchased by Banco Votorantim and is indexed to the foreign exchange variation of purchased U.S. dollar plus 10.38% p.a., paid semi-annually.

Debenture clauses require a determined level of indebtedness and leverage indicators based on the Company's consolidated financial statements. As of December 31, 2005 and 2004, the Company had not defaulted on any covenants.

(In thousands of reais)

14. Transactions with Related Parties

Balances and transactions as of and for the year ended December 31, 2005

	Assets				Liabilities		Revenues
	Current		Noncurrent		Current		(expenses)
Consolidated companies							
SuzanoTrading Ltd	512,887		-		-		929,254
Comercial e Agrícola Paineiras Ltda.	-		12		251		(2,522)
Suzanopar Investimentos Ltd.	-		1,493	(3)	-		-
CSPC Overseas Ltd.	-		-		-		185,402
Ripasa S.A.	-		-		506		(7,610)
Stenfar S.A. Indl. Coml. Imp. Exp.	7,587		-		7		27,511
	520,474		1,505		764		1,132,035
Nonconsolidated companies							
Suzano Holding S.A.	-		-		36,809	(4)	(8,127)
IPLF Holding S.A.	-		-		504		-
SPP Agaprint Indl. e Coml. Ltda.	13,435	(1)	-		266	(4)	21,180
Central Distribuidora de Papéis Ltda.	10,331		-		-		31,425
Nova Mercante de Papéis Ltda.	16,377		-		-		46,596
Suzano Petroquímica Ltda.	-		19		-		-
Consolidated	40,143		19		37,579		91,074
Company	560,617		1,524		38,343		1,223,109

Balances and transactions as of and for the year ended December 31, 2004

	Assets				Liabilities	Revenues
	Current		Noncurrent		Current	(expenses)
Consolidated companies						
Bahia Sul International Trading Ltd.	253,962		-		-	485,177
Comercial e Agrícola Paineiras Ltda. Ltda.	-		1,005	(2)	255	(2,565)
Suzanopar International S.A.	-		1,693	(3)	-	-
CSPC Overseas Ltd.	126,407		-		-	344,989
Stenfar S.A. Indl. Coml. Imp. Exp.	6,816		3,523	(2)	12	26,352
	387,185		6,221		267	853,953
Nonconsolidated companies						
Suzano Holding S.A.	12		-		-	(5,866)
IPLF Holding S.A.	-		-		504	(504)
SPP Agaprint Indl. e Coml. Ltda.	34,082	(1)	-		-	43,401
Central Distribuidora de Papéis Ltda.	16,204		-		-	39,151
Nova Mercante de Papéis Ltda.	12,883		-		-	38,854
Suzano Petroquimica Ltda.	-		11		-	-
Nemonorte Imóveis e Participações Ltda.	-		-		-	(293)
Consolidated	63,181		11		504	114,743
Company	450,366		6,232		771	968,696

(1) With respect to such affiliate, the Company has outstanding "vendor" operations in the amount of R$12,228 (R$30,589 in December 2004);
(2) Advances for future capital increases. Stenfar's capital was increased on August 1, 2005;
(3) Loan denominated in US dollars maturing on December 31, 2009.
(4) Interest on shareholders' equity payable.

(In thousands of reais)

14. Transactions with Related Parties (Continued)

The main assets and liabilities balances as of December 31, 2005, and the transactions that affected the statement of income for the year concerning related-party operations, were substantially realized under normal market conditions.

15. Provision for Contingencies and Actuarial Liabilities

	Parent Company		Consolidated	
	2005	**2004**	**2005**	**2004**
Taxes				
PIS/COFINS	**66,423**	62,997	**82,380**	62,997
PIS half-yearly computation	**44,556**	40,764	**44,556**	40,764
ICMS	**11,970**	15,241	**14,755**	15,241
Others	**2,345**	-	**17,068**	-
	125,294	119,002	**158,759**	119,002
Actuarial liabilities (see Note 16)	**21,026**	-	**24,699**	-
Labor and civil	**25,060**	27,078	**26,974**	27,078
	171,380	146,080	**210,432**	146,080

These provisions are recognized to provide for probable losses in administrative and judicial suits relating to tax, civil and labor claims at amounts considered sufficient by management, in accordance with the assessment of its lawyers and legal advisors. Significant proceedings are commented below:

PIS/COFINS – A provision recognized for unpaid PIS and COFINS in view of the legal challenge regarding the tax calculation basis (charge over other income). The Company has judicial deposits in the amount of R$1,586. Based on a decision awared by a single judge of the Federal Supreme Court (STF) on the grounds of a similar matter judged in a plenary session by such court, the Company reversed part of the provision for COFINS amounting to R$16,024, in connection with the tax base increase.

(In thousands of reais)

15. Provision for Contingencies and Actuarial Liabilities (Continued)

PIS half-yearly computation - The Company filed a legal suit aiming at recovering the overpaid PIS contribution amounts, since the law that changed the criterion for determination of the referred contribution was considered unconstitutional by the higher court. Judgment in the trial court recognized the Company's right in relation to the contribution. Supported by preliminary court injunction, the Company offset such related credit amount against IPI and COFINS debits. A recent decision by the intermediate court of appeals recognized that the offsetting could only be made against debits resulting from the current PIS itself. Such new decision is under discussion in the higher courts.

ICMS - Provisions related to tax delinquency notices currently being refuted or appealed against at an administrative level. In September 2005, based on Bahia State Legislation, the Company paid, at reduced fine and default interest, part of tax claims under discussion in the amount of R$3,544.

Income tax on profits from foreign subsidiaries – In September 2005, the Company received a tax assessment regarding the taxation on profits from foreign subsidiaries availability for remittance (Laws 9,249/95 and 9,532/97) and on the exchange variation included in equity pick-up of foreign investments (Brazilian IRS Regulatory Ruling No. 213/2002). Amounts assessed are R$51,226 and R$122,643, respectively. The Company's management, based on the opinion of its legal advisors, believes that the probability of an unfavorable outcome is remote, and has not accrued a provision for such contingency.

The proportional amount of Ripasa's tax and labor contingencies and actuarial liabilities disclosed in the consolidated financial statements amounted to R$39,052 at December 31, 2005.

(In thousands of reais)

16. Benefits Granted to Employees

Defined contribution private pension plan

In January 2005, Suzano Prev, a defined contribution private pension plan was established by the Company on behalf of its employees, to be administered by a financial institution engaged for such purpose. When setting up Suzano Prev, the Company agreed to match employees's contributions relating to prior years in consideration for their services to the Company prior to the plan setup (past service). Such disbursement will take place over the next years and will be individually calculated until each employee starts using the benefits of the plan. Until December 2005, 77% of the employees had become members of the plan. The Company's contributions for the year amounted to R$ 5,714, and the employees' contributions for the year ended December 31, 2005 amounted to R$ 4,599.

Medical assistance to retired employees

In an agreement reached with the Workers' Union of Paper, Pulp and Wood Paste for Paper of the São Paulo State, the Company commits to permanently bear medical assistance costs to former employees who retired until June 30, 2003 and to their dependents until they are persons of full age, and to spouses, on a lifetime basis. The employees who retired after that date are entitled to medical assistance until June 30, 2006, and so are their dependents and spouses. At December 31, 2005 this group was made up of 3,160 members in use of the benefit.

The Company accrued the future obligation calculated by an independent actuary, amounted to R$ 19,812 at December 31, 2005. The actuary methods adopted comply with NPC N° 26/2000, issued by the Brazilian Institute of Independent Auditors (IBRACON), validated by CVM Resolution N° 371/2000. The economic and biometric assumptions used for calculation were as follows: discount rate of 8.0784% p.a., increase in medical costs of 2.0% p.a. and biometric general mortality table AT-83.
The Company opted to recognize the effects of this obligation in the statement of income as non-operating income, as determined by CVM Resolution N° 371/2000 and Official Memorandum CVM N° 001/2005.

(In thousands of reais)

17. Accounts Payable – Land and Forests

In 2002, the Company purchased from Companhia Vale do Rio Doce, jointly and on an equally shared basis with Aracruz Celulose S/A, assets comprising 40 thousand hectares of land and eucalyptus forests therein planted, in the region of São Mateus, Espírito Santo State, payable in installments due by the end of 2007. At December 31, 2005, the due amounts related to this acquisition, classified as current and noncurrent liabilities, amounted to R$7,823 and R$6,182, respectively (R$20,271 and R$13,856 at December, 31 2004).

In June 2004, the Company acquired from VCP eucalyptus wood payable up to December 2006. The restated amounts of such acquisition at December 31, 2005 was R$16,633 (R$15,682 in 2004). See Note 23.

In 2005, the Company acquired the farms São Miguel and São Bento from the companies Orban Agrícola and Nova Empreendimentos Imobiliários. At December 31, 2005 payables arising from these acquisitions, classified as current and noncurrent liabilities, amounted to R$7,644 and R$ 5,398, respectively.

18. Financial Instruments

a) Valuation

The financial instruments included in the balance sheets, such as cash and banks, marketable securities, loans and financing, are stated at their contractual values, which approximate their fair values. To determine fair value, management used available and applicable valuation methodologies for each situation. Estimated market value do not mean that the assets and liabilities could be realized or settled in the amounts presented. The use of different market information and/or valuation methodologies may have a significant effect on the determination of market value.

(In thousands of reais)

18. Financial Instruments (Continued)

a) Valuation (Continued)

The estimated market value of financial instruments is set out below:

	Consolidated			
	2005		2004	
	Carrying amount	Fair Market value	Carrying amount	Fair Market value
Assets				
Cash and marketable securities	**1,081,878**	**1,081,878**	1,086,220	1,086,220
Liabilities				
Loans and financing	**3,064,579**	**3,056,656**	2,202,010	2,225,898
Debentures	**492,214**	**492,214**	500,168	500,168

The market value of cash and marketable securities, loans, financing and debentures, when applicable, was determined using available current interest rates for operations under similar conditions and remaining maturities.

b) Credit risk

The sales policies adopted by the Company and its subsidiaries comply with the credit policies established by management and attempt to minimize possible losses arising from delinquency in accounts receivable from customers. This objective is reached through a careful selection to client portfolio, which takes into consideration their payment capacity (credit analysis) and the diversification of sales (risk spread).

c) Exchange and interest rate risk

Income and expenses recorded by the Company are subject to significant variations, as part of its loans and financing and a portion of its debenture balance are linked to the foreign exchange rate fluctuation, particularly the US dollar.

In order to reduce certain effects of foreign exchange rate fluctuations, the Company has entered into operations involving derivatives. As of December 31, 2005, there was an open swap position from dollars to CDI in notional amounts of US$5.6 million (US$96.8 million in 2004).

(In thousands of reais)

18. Financial Instruments (Continued)

c) Exchange and interest rate risk (Continued)

In order to minimize interest rate risks, the Company performed swap operations, limiting the interest rates on certain foreign currency loans, with notional amounts up to the limit of US$45.4 million.

Gains and losses arising from operations involving derivatives (closed and open positions) are recognized in the financial statements.

19. Shareholders' Equity

Capital

The Company's subscribed and paid-up capital as of December 31, 2005 totals R$1,479,990,325.42, divided into 285,446,513 shares (285,277,173 shares in 2004), with no par value, 102,374,458 of which are common and nominative, 181,531,176 are book-entry preferred class "A" shares and 1,540,879 are book-entry preferred class "B" shares (1,371,539 preferred class "B" in 2004). From the total preferred class "B" shares, 1,358,419 are held in treasury at December 31, 2005 and 2004.

Preferred class "A" shares are non-voting and have priority in the distribution of dividends, which are, at least, 10% higher than those paid on common shares. Preferred class "B" shares are ensured a priority dividend of 6% p.a. on its portion of the capital, or, at least, 10% higher than those paid to common shares. Preferred shares are non-voting shares, except when provided for in law.

Dividends and interest on shareholders' equity

The Company's articles of incorporation provide for minimum compulsory dividends of 25%, calculated on net income for the year, adjusted as allowed by article 202 of Law No. 6,404/76.

(In thousands of reais)

19. Shareholders' Equity (Continued)

Dividends and interest on shareholders' equity (Continued)

Under the provisions of Law No. 9249/95, the Company calculated interest on shareholders' equity limited to the long-term interest rate – TJLP variation in force in the year, on a pro-rata basis, in the amount of R$138,438 which, after the effect of withholding income tax of R$19,515, resulted in R$118,923 net shareholders' value. Pursuant to CVM Resolution No. 207/96, interest on shareholders' equity was allocated to the minimum compulsory dividend account, net of withholding income tax, recorded as financial interest and reversed to a specific account, flowing then back to profit and losses accounts and not affecting net income, except for the tax impacts on income and social contribution tax account. Total amount was credited on December 23, 2005 and paid on January 4, 2006.

Dividends and interest on shareholders' equity were calculated as follows:

	2005	2004
Net income for the year - parent company	**495,942**	588,189
Tax incentive reserve related to income tax reduction– ADENE	**(36,147)**	(58,318)
Legal reserve	**(24,797)**	(29,409)
Adjusted net income	**434,998**	500,462
Minimum compulsory dividend – 25%	**108,750**	125,116
Withholding income tax (IRRF) on interest on shareholders' equity applied to dividends, pursuant to CVM Resolution No. 207/96	**-**	14,998
Minimum dividends after withholding income tax	**108,750**	140,114
Interest on shareholders' equity paid (including IRRF amounted to R$6,763)	**-**	50,337
Interest on shareholders' equity payable (including IRRF of R$19,515 (R$8,235 in 2004))	**138,438**	60,022
Minimum compulsory dividend balance	**-**	29,755
Total dividends and interest on shareholders' equity	**138,438**	140,114

(In thousands of reais)

19. Shareholders' Equity (Continued)

Dividends and interest on shareholders' equity (Continued)

Interest on shareholders' equity already credited to shareholders is greater than the minimum compulsory dividend, for which reason additional dividends were not proposed.

20. Nonoperating Result

	Parent Company		Consolidated	
	2005	2004	2005	2004
Provision for actuarial liabilities (1)	(19,812)	-	(19,812)	-
(Loss) Gain on other investments	(197)	(648)	278	419
Gain on sale of property, plant and equipment (2)	13,964	13,887	8,857	26,448
Gain on sale of investments	1,757	3,205	-	3,205
	(4,288)	16,444	(10,677)	30,072

(1) See Note 16.
(2) Refers mainly to sale of "standing wood" to non-related companies. See Note 23.

21. Net Financial Result

	Parent Company		Consolidated	
	2005	2004	2005	2004
Interest expenses	(217,869)	(145,635)	(232,460)	(182,974)
Monetary and exchange rate variation	242,020	236,174	220,559	110,519
Loss on swap transactions	(8,935)	(14,141)	(8,935)	(19,044)
Other financial expenses	(27,058)	(32,625)	(28,906)	(50,011)
Total financial expenses	(11,842)	43,773	(49,742)	(141,510)
Interest income	105,838	96,836	126,075	132,631
Loss on swap transactions	-	(9,563)	-	(9,563)
Monetary and exchange rate variation	(31,684)	(51,572)	(42,923)	(49,101)
Total financial income	74,154	35,701	83,152	73,967
Financial results, net	62,312	79,474	33,410	(67,543)

(In thousands of reais)

22. Statement of EBITDA (Unaudited)

	Parent Company		Consolidated	
	2005	**2004**	**2005**	**2004**
Operating income	**646,773**	696,595	**657,620**	770,684
Financial expenses	**11,842**	(43,773)	**49,742**	141,510
Financial income	**(74,154)**	(35,701)	**(83,152)**	(73,967)
Equity pickup	**48,989**	34,036	**351**	286
Goodwill amortization	**-**	-	**37,679**	-
Depreciation, depletion and amortization	**212,867**	152,342	**250,642**	200,430
Earnings before income and social contribution taxes, interest, depreciation, depletion and amortization (EBITDA)	**846,317**	803,499	**912,882**	1,038,943

23. Commitments

The Company entered into a loan agreement with Aracruz Celulose S.A. with the objective of lending 1,900 thousand m3 of eucalyptus wood. The agreement establishes the return of the same volume of wood under similar operating conditions, between 2006 and 2008. As of December 31, 2005, the Company had recorded – as noncurrent assets the receivable related to the volume of wood already delivered to Aracruz Celulose S.A , in the amount of R$15,402 (R$14,332 in 2004).

The Company signed a contract for the purchase and sale of standing wood with VCP, whereby the Company sold 500 thousand m3 of eucalyptus wood, to be harvested by VCP until December 2005. On the other hand, the Company entered into an agreement with VCP whereby it purchased the same amount of eucalyptus wood, which will be harvested between June 2006 and December 2008.

In October 2005, the Mucuri Project was launched, aiming to expand pulp production by 1.0 million tons. As a result, several agreements related to equipment packages have already been negotiated. As of December 31, 2005 the total of commitments related to such agreements amounted to R$1.5 billion.

(In thousands of reais)

24. Investment in Energy

Through its wholly-owned subsidiary Comercial e Agrícola Paineiras Ltda, the Company has a commitment to invest, as a consortium member, the total amount of approximately R$183,200 in the construction of the hydroelectric plant Capim Branco, located in Minas Gerais State. The total estimated investment amounts to R$818,000 and the total installed power generation capacity is estimated to be 450 MW. After the completion of the project, estimated for 2007, the Company's interest in the energy to be generated by the hydroelectric plant will be sufficient to fully supply the Suzano plant, which will become self-sufficient and will reduce the Company's exposure to energy market fluctuations. Until December 31, 2005 the Company invested approximately R$148,410 (R$65,000 up to 2004) in the project. The investment was made through a consortium composed by the company and Cia Vale do Rio Doce - CVRD, Cia. Mineradora de Metais – CMM and Cia Energética de Minas Gerais - CEMIG. The Company's interest in the total generated power will be 17.9% and its interest in the project financing (consortium) will be 22.4%. The Company's interest in the project financing in excess of its interest of the generated energy is justified by the fact that CEMIG will provide implementation, operation and maintenance services to the hydroelectric plant during the 35-year concession period, and thus holding a smaller interest in project financing.

25. Insurance (Unaudited)

The Company is insured against operational and other risks to which its property, plant equipment and inventories are subject.

The insurance coverage is considered by the specialists advisors of the Company to be sufficient to cover eventual losses.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais)

Balance Sheet – Statement of Proportional Consolidation of Ripasa at December 31, 2005

Assets	Ripasa Full (1)	Ripasa Proportional (2)	Suzano Papel e Celulose excluding Ripasa (3)	Combined (4)	Adjustments (5)	Consolidated (6)
Current assets						
Cash and marketablesecurities	174,856	40,269	1,041,609	1,081,878	-	1,081,878
Trade accounts receivable	281,013	64,717	631,007	695,724	(506)	695,218
Inventories	168,592	38,827	424,241	463,068	-	463,068
Recoverable taxes	25,569	5,889	89,153	95,042	422	95,464
Deferred income and social contribution taxes	5,887	1,356	56,901	58,257	-	58,257
Other accounts receivable	6,083	1,401	17,522	18,923	-	18,923
Prepaid expenses	-	-	4,558	4,558	-	4,558
Total current assets	**662,000**	**152,459**	**2,264,991**	**2,417,450**	**(84)**	**2,417,366**
Noncurrent assets						
Due from related parties	14,095	3,246	19	3,265	(3,246)	19
Deferred income and social contribution taxes	60,345	13,897	113,797	127,694	12,811	140,505
Judicial deposits	50,903	11,723	30,748	42,471	-	42,471
Recoverable taxes	22,416	5,162	17,376	22,538	-	22,538
Advances to suppliers	-	-	116,367	116,367	-	116,367
Other accounts receivable	5,079	1,170	21,973	23,143	3,246	26,389
Total noncurrent assets	**152,838**	**35,198**	**300,280**	**335,478**	**12,811**	**348,289**
Permanent assets						
Investments	771	177	755,426	755,603	(270,625)	484,978
Property, plant andequipment	1,452,787	334,577	3,750,757	4,085,334	-	4,085,334
Deferred charges	11,391	2,623	1,105	3,728	-	3,728
Total permanent assets	**1,464,949**	**337,377**	**4,507,288**	**4,844,665**	**(270,625)**	**4,574,040**
Total assets	**2,279,787**	**525,034**	**7,072,559**	**7,597,593**	**(257,898)**	**7,339,695**

(1) Full balance sheet of Ripasa, disclosed in compliance with CVM Instruction 247/96;
(2) Proportional balance sheet considering the Company's interest in total capital (23.03%), through Ripasa Participações S.A.
(3) Consolidated balance sheet of Suzano Papel e Celulose before Ripasa's proportional consolidation;
(4) Combined balance sheet (proportional Ripasa plus Suzano Papel e Celulose before elimination of the investment in Ripasa);
(5) Consolidation adjustments (elimination of investment in Ripasa);
(6) Consolidated balance sheet of Suzano Papel e Celulose in accordance with CVM Instruction No. 247/96.

See accompanying notes.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais)

Balance Sheet – Statement of Proportional Consolidation of Ripasa at December 31, 2005 (Continued)

Liabilities and shareholders' equity	Ripasa Full (1)	Ripasa Proportional (2)	Suzano Papel e Celulose excluding Ripasa (3)	Combined (4)	Adjustments (5)	Consolidated (6)
Current liabilities						
Trade accounts payable	93,873	21,619	137,480	159,099	(506)	158,593
Loans and financing	167,197	38,505	943,515	982,020	-	982,020
Debentures	-	-	27,793	27,793	-	27,793
Taxes payable other than on income	11,937	2,749	15,884	18,633	261	18,894
Payroll and taxes payable	19,746	4,548	49,145	53,693	-	53,693
Accounts payable	31,805	7,325	65,648	72,973	303	73,276
Payable to related parties	-	-	504	504	-	504
Dividends and interest on shareholders' equity payable	16,154	3,720	119,265	122,985	(3,720)	119,265
Income and social contribution taxes	8,156	1,878	631	2,509	-	2,509
Deferred income and social contribution taxes	6,003	1,382	-	1,382	-	1,382
Total current liabilities	**354,871**	**81,726**	**1,359,865**	**1,441,591**	(3,662)	**1,437,929**
Noncurrent liabilities						
Loans and financing	615,751	141,807	1,940,752	2,082,559	-	2,082,559
Debentures	-	-	464,421	464,421	-	464,421
Accounts payable	-	-	11,580	11,580	-	11,580
Deferred income and social contribution taxes	35,661	8,213	15,064	23,277	-	23,277
Provision for contingencies and actuarial liabilities	169,572	39,052	171,380	210,432	-	210,432
Total noncurrent liabilities	**820,984**	**189,072**	**2,603,197**	**2,792,269**	-	**2,792,269**
Shareholders' equity						
Capital	807,363	185,936	1,479,990	1,665,926	(185,936)	1,479,990
Capital reserves	-	-	378,832	378,832	-	378,832
Treasury stock	-	-	(15,080)	(15,080)	-	(15,080)
Revaluation reserves	5,739	1,322	-	1,322	(1,322)	-
Income reserves	290,830	66,978	1,265,755	1,332,733	(66,978)	1,265,755
Total shareholders' equity	**1,103,932**	**254,236**	**3,109,497**	**3,363,733**	**(254,236)**	**3,109,497**
Total liabilities	**2,279,787**	**525,034**	**7,072,559**	**7,597,593**	**(257,898)**	**7,339,695**

(1) Full balance sheet of Ripasa, disclosed in compliance with CVM Instruction 247/96;
(2) Proportional balance sheet considering the Company's interest in total capital (23.03%), through Ripasa Participações S.A.
(3) Consolidated balance sheet of Suzano Papel e Celulose before Ripasa's proportional consolidation;
(4) Combined balance sheet (proportional Ripasa plus Suzano Papel e Celulose before elimination of investment in Ripasa);
(5) Consolidation adjustments (elimination of investment in Ripasa);
(6) Consolidated balance sheet of Suzano Papel e Celulose in accordance with CVM Instruction No. 247/96.

See accompanying notes.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais)

Statement of income – Statement of Proportional Consolidation of Ripasa at December 31, 2005

	Ripasa Full (1)	Ripasa Proportional (2)	Suzano Papel e Celulose excluding Ripasa (3)	Combined (4)	Adjustments (5)	Consolidated (6)
Gross sales	1,221,596	281,333	2,921,468	3,202,801	(1,753)	3,201,048
Sales deductions	(201,096)	(46,313)	(367,744)	(414,057)	-	(414,057)
Net sales	**1,020,500**	**235,020**	**2,553,724**	**2,788,744**	**(1,753)**	**2,786,991**
Cost of goods sold	(741,230)	(170,705)	(1,595,035)	(1,765,740)	1,753	(1,763,987)
Gross profit	**279,270**	**64,315**	**958,689**	**1,023,004**	**-**	**1,023,004**
Operating income (expense)						
Selling expenses	(92,009)	(21,189)	(148,956)	(170,145)	-	(170,145)
General and administrative expenses	(66,813)	(15,388)	(174,601)	(189,989)	(1,730)	(191,719)
Management' fees	(1,432)	(330)	(28,433)	(28,763)	-	(28,763)
Financial expenses	(142,104)	(32,726)	(16,755)	(49,481)	(261)	(49,742)
Financial income	148,301	34,155	49,197	83,352	(200)	83,152
Equity pickup in subsidiaries and affiliates	(159)	(38)	(7,098)	(7,136)	6,785	(351)
Amortization of goodwill	-	-	-	-	(37,679)	(37,679)
Other operating income, net	(2,033)	(468)	28,601	28,133	1,730	29,863
Operating income	123,021	28,331	660,644	688,975	(31,355)	657,620
Nonoperating income, net	(3,011)	(694)	(9,983)	(10,677)	-	(10,677)
Income before income and social contribution taxes	120,010	27,637	650,661	678,298	(31,355)	646,943
Income and social contribution taxes	**(39,483)**	**(9,094)**	**(151,012)**	**(160,106)**	**12,812**	**(147,294)**
Net income for the year	**80,527**	**18,543**	**499,649**	**518,192**	**(18,543)**	**499,649**

(1) Ripasa full results for the period from April to December 2005 (Company investment post-acquisition period);
(2) Proportional balance sheet considering the Company's interest in total capital (23.03%), through Ripasa Participações S.A.
(3) Consolidated income statement of Suzano Papel e Celulose before Ripasa's proportional consolidation;
(4) Combined income statement (proportional Ripasa plus Suzano Papel e Celulose before Ripasa's proportional consolidation);
(5) Consolidation adjustments (elimination of investment in Ripasa);
(6) Consolidated results of Suzano Papel e Celulose for the first 9 months in 2005, in compliance with CVM Instruction No. 247/96.

See accompanying notes.

FILE No. 82-3550


SUZANO
PAPEL E CELULOSE

www.suzano.com.br
ri@suzano.com.br


ISE
Índice de Sustentabilidade Empresarial

SUZB5
NÍVEL 1
MERCADO


Latibex Associado INI

Access to the Conference Call / webcast on these results:

In English:
February 1 - 8.30 a.m. (NY time)

Access: +1 973-582-2757
PIN: 6936318
Replay: + 1 973-341-3080
PIN: 6936318

In Portuguese:
February 1 - 9.30 a.m. (Brasília)
Access: +55 11 2101 1490
Password: *Suzano*
Replay: +55 11 2101 1490
Password: *Suzano*

Consolidated results for 4Q05 and 2005

- *2005 net sales: R$ 2.6 billion*
- *Record sales volume: 1.35 million tons.*

São Paulo, January 31, 2006: **Suzano Papel e Celulose** (Bovespa: SUZB5) one of Latin America's largest integrated producers of pulp and paper, announces its consolidated results for the fourth quarter of 2005 (4Q05). The operational and financial figures in this release are the consolidated results, in Reais, by the Brazilian Corporate Law accounting method, but – unless stated – exclude the effect of consolidation of the 23.03% interest in Ripasa S.A. Celulose e Papel.

Highlights:

- **Lower average FX rate and higher closing FX rate in 4Q05** affect both margins and net income.
- **Net Sales in US dollars reached US$ 1.05 billion** (2004: US$ 902 million) and **ebitda** was **US$ 350 million** (US$ 355 million in 2004).
- **R$ 94 million in net FX losses** in 4Q05 was the main reason for a net loss of R$ 3 million.
- **R$ 22.8 million in non-recurring costs and expenses** impact ebitda margin in 3,3 percentage points in the quarter. Recurring ebitda margin of 31.4%.
- **Record production of 1,368,700 tons and record sales volume of 1,350,700 tons in 2005.**
- **Start of implementation of the Mucuri Project. Financing structured.**

R$ '000

Financial indicators	3Q05	4Q05	4Q04	2005	2004
Sales volume (tons)	357,496	386,250	357,496	1,350,709	1,283,813
Net Sales	675,888	678,373	658,141	2,553,724	2,639,934
Net Income	153,179	(2,996)	136,295	499,649	602,959
Ebitda	219,319	190,468	224,196	848,940	1,038,943
Net Income per share	0.5395	(0.0106)	0.4798	1.7598	2.1237
Ebitda Margin	32.4%	28.1%	34.1%	33.2%	39.4%
Net Debt / LTM Ebitda	2.33	2.75	1.56	2.75	1.56
Net Debt / LTM Ebitda pro forma	1.49	1.88	1.56	1.88	1.56
Receita Líquida de Vendas em US$	288,250	301,405	236,223	1,048,456	902,141
Ebitda* em US$	93,650	84,622	80,469	349,453	354,584

* Ebitda = Operating profit plus depreciation, depletion and amortization.
** LTM = Last 12 months, except in consolidation with Ripasa, which includes Ripasa's Ebitda only for 2Q and 3Q05.
*** Does not consider payment of R$743 million for the acquisition of a 23.03% controlling stake in Ripasa.

Brief summary of the quarter

During the 4Q05, the Brazilian currency volatility adversely affected cash generation (ebitda) and net income. The lower average FX rate reduced export prices in reais and R$ 94.5 million was registered as FX net losses due to the devaluation of the end FX rate in the quarter, decreasing our net income.

During the year, net sales totaled R$2.6 billion, 3.3% lower than in 2004. In US dollars net sales reached US$ 1.05 billion, a 16.2% growth against 2004. Ebitda in reais reached R$ 848.9 million, or 18.3% lower than in 2004. Measured in dollars, ebitda was at US$ 349.5 million, in comparison with US$ 354.6 million in 2004. Considering *the effect of the acquisition of 23.03% of Ripasa, the consolidated ebitda reached US$ 376.7 million, with net* sales of US$ 1.15 billion. In 4Q05, non-recurring costs and expenditures reached R$ 22.8 million and represented an impact of 3.3 percentage points in ebitda margin. The leverage (net debt / ebitda) pro-forma, not considering the payment for the control of Ripasa was 1.88 in comparison with 1.56 at the end of 2004.

The list price of eucalyptus pulp during 4Q05 (CIF Europe) was US$ 600 per ton, unchanged throughout the quarter, supported by growth in demand, especially in Asia. Pulp sales totaled 159 thousand tons, vs. 135.9 thousand tons in 3Q05 and 110.2 thousand tons in 4Q04.

Domestic demand for papers was 3% higher than in 3Q05, but still lower than in the quarter a year before. Paper exports remain stable around 42% of total volume sold.

We set a new production record in 4Q05, of 357.8 thousand tons, of which 149.3 thousand tons was market pulp. Over the whole year we produced 1.369 million tons: 544.0 thousand tons of market pulp, and 824.7 thousand tons of paper – higher figures than the nominal capacity of the equipment.

In 4Q05 we disbursed the first R$ 113 million of capital expenditure in the industrial area of the Mucuri Project, with the first earthmoving for building of the plant, and payments for the principal equipment.

On December 20, stockholders *received* R$ 138.4 *million in* Interest on Equity as dividend for 2005.

Business environment

Lower average FX rate pressured margins

In 4Q2005 the Brazilian currency, the Real, depreciated against the US dollar for the first time this year. The exchange rate at the end of the quarter was R$ 2.3407/US$, but the average for the quarter was R$ 2.2507/US$, 3.8% stronger than the average for 3Q05. This resulted in a negative effect, not only on margins but also on indebtedness in US dollars as expressed in Reais. Both affected the figure for net profit for the quarter, in Reais.

R$/US$ exchange rate	4Q05	3Q05	4Q04	2005	2004
Start of quarter	2.2222	2.3504	2.8586	2.6544	2.8892
Close of quarter	2.3407	2.2222	2.6544	2.3407	2.6544
Average	2.2507	2.3448	2.7861	2.4357	2.9263

Source: Brazilian Central Bank.

Pulp prices remain above historic average

Prices of pulp were almost unchanged over the whole of 4Q05, from 3Q05, and closed the year at US$ 600/ton (CIF Northern Europe).

Producers' *inventories in the industry were 32 days at the end of December, one day less than at the end of* September, a stable scenario. Prices continued to be stable at the beginning of 2006, with an increase of US$ 20/ ton expected for February.

In the European market, during 4Q05, the average spread between prices of uncoated paper (reels, CIF Northern Europe) and eucalyptus pulp was only US$ 136 per ton, lower than the average for the last 10 years (US$ 232/ton). This provides a portrait of the current moment in the European paper industry, in which reduction of demand coincides with excess of supply caused by European producers' difficulty in exporting – due to the still strong euro.

In 4Q05 the domestic Brazilian paper market showed a small positive change in volume sold over the 3Q05. The current Real/dollar exchange rate pressures prices in Reais, and facilitates sales of paper imports.

Sales

Net Sales

	3QT05		4Q05		4QT04		2005		2004	
	R$ mil	Tons mil	R$ mil	Tons mil	R$	Tons	R$ mil	Tons mil	R$	Tons
Domestic Market	353,748	150.6	351,935	152.0	370,161	153.0	1,299,281	553.9	1,358,821	569.7
Pulp	26,334	24.3	22,728	21.3	21,261	18.5	92,125	81.7	89,277	78.1
Coated P&W Paper	61,006	21.6	53,664	19.6	55,622	18.7	218,824	77.0	219,430	74.2
Paperboard	83,084	31.2	77,939	30.5	92,339	33.7	312,080	117.2	341,246	127.8
Uncoated P&W Paper	183,324	73.5	197,604	80.6	200,939	82.1	676,252	278.0	708,868	289.6
Export Market	322,139	206.9	326,439	234.2	287,980	164.2	1,254,443	796.8	1,281,113	714.2
Pulp	140,854	110.6	156,582	137.9	109,706	91.8	558,758	444.3	560,272	412.0
Coated P&W Paper	9,848	4.7	8,212	4.0	9,426	3.7	37,131	16.8	31,676	12.8
Paperboard	28,429	18.0	27,088	17.1	23,695	10.4	118,687	67.8	122,932	58.7
Uncoated P&W Paper	143,008	73.6	134,557	75.2	145,153	58.3	539,867	268.0	566,233	230.6
Total	675,887	357.5	678,374	386.2	658,141	317.1	2,553,724	1,350.7	2,639,934	1,283.8
Pulp	167,188	134.9	179,310	159.2	130,967	110.2	650,883	526.0	649,549	490.1
Coated P&W Paper	70,854	26.3	61,876	23.6	65,048	22.3	255,955	93.8	251,106	86.9
Paperboard	111,513	49.1	105,027	47.7	116,034	44.1	430,767	184.9	464,178	186.6
Uncoated P&W Paper	326,332	147.1	332,161	155.7	346,092	140.4	1,216,119	546.0	1,275,101	520.2

Fall in average prices partially offset by increase in volumes sold

Our sales volume of 1.351 million tons in 2005 was 5.2% higher than in 2004, but with average prices 8.1% lower, resulting in net sales of R$ 2.554 million, 3.3% less than in 2004.

Exports represented 49.1% of our net sales in 2005, vs. 48.5% in 2004.

Our total sales volume in the quarter was 386.3 thousand tons, 21.8% more than in 4Q04, and 8.0% more than in 3Q05. Meanwhile, prices were 15.4% lower than the same period a year before (4Q04), and 7.1% lower than in 3Q05. Our net sales for the quarter was R$ 678.4 million, 3.1% more than a year before (4Q04), and 0.4% more than in 3Q05.

Net Sales 4Q05
R$ 678,4 million


Domestic
Market
51,9%
Export
48,1%

Pulp: Average list-price CIF Europe in 2005 was US$590; higher sales to Asia in 4Q05

We sold a total of 526.0000 tons of pulp in 2005, 7.3% more than in 2004. Our exports of pulp were 82.0% of our total pulp sales in the year, and our total pulp sales volume was 7.8% higher. Sales to Asia were lower during the year, but concentrated in the 4Q05. Our pulp sales volume in 4Q05 was 159.2 thousand tons – which was 44.5% more than in 4Q04, and 18.0% more than in 3Q05. The volume exported to Asia, of 54.4 thousand tons in 4Q05 was 40% of the total volume exported in the quarter, and partially compensated for the reduction in demand from that market during the initial part of the year.

2005 Pulp Exports
(sales volume - tons)


Latin America
3%
North America
8%
Asia
28%
Europe
61%

2004 Pulp Exports
(sales volume - tons)


Latin America
1%
North America
9%
Asia
32%
Europe
58%

Our average pulp sale price in the export market in 2005 was US$516/ ton, which compares to US$465/ ton in 2004. Our average export sale price in 4Q05 was US$504/ ton, vs. US$543/ ton in 3Q05, and US$459/ ton in 4Q04.

Our pulp net sales in the whole year totaled R$ 650.9 million, 0.2% higher than in 2004. This resulted from average prices 6.6% lower in Reais, at R$ 1,237/ton over the year, fully offset by the increase of 7.3% in volume sold. Pulp sales revenue in 4Q05 was R$ 179.3 million, 36.9% more than in 4Q04 – reflecting sales volume 44.5% higher, partially offset by average prices 5.2% lower. In a comparison with 3Q05, our pulp net sales revenue was 7.2% higher, on an 18.0% increase in volume sold, and average prices 9.1% lower.

Pulp Sales
(thousand tons)


392
432
411
404
490
526
81%
87%
83%
88%
84%
85%
19%
13%
17%
12%
16%
15%
2000
2001
2002
2003
2004
2005

Domestic Market Export Market

Pulp Sales volume (thousand tons)


135
159
110
111
138
92
24
21
18
3Q05
4Q05
4Q04

Domestic market Export market

Paper: Sales volume stable, with lower prices in Reais

Our paper sales volume in the whole of 2005, 824.7 thousand tons, was 3.9% more than in 2004. The export market was a major factor in the increased sales volume – we exported 50,000 tons more of Suzano papers than the year before. In the domestic market, sales volume was 3.9% lower, providing 57.3% of total sales volume, partly due to reduction in demand and partly due to greater competition from imported products. Our total paper sales volume in 4Q05 totaled 227.0 thousand tons, 9.7% more than in 4Q04, and 2.0% more than in 3Q05.

Our average paper sale price in 2005 was R$ 2,307/ton, 8.0% lower than in 2004. The change reflects export prices approximately 17.3% lower than in the year before, as a result of the Real being stronger. Meanwhile, in the domestic market, the average price was 1.0% lower. Our overall average paper price in 4Q05 was R$ 2,198/ ton, 13.7% lower than in 4Q04 and 3.8% lower than in 3Q05.

Our paper net sales in the year was R$ 1.903 billion, 4.4% less than in 2004. Our paper net sales in 4Q05 totaled R$ 499.1 million and was 5.3% less than in 4Q04. The 4Q05 net sales was 1.9% less than in the previous quarter.


Paper Sales
(thousand tons)
715
733
751
749
794
825
32%
32%
38%
44%
38%
43%
68%
68%
62%
56%
62%
57%
2000
2001
2002
2003
2004
2005
Domestic Market
Export Market


Paper sales volume (thousand tons)
223
227
207
96
96
72
126
131
135
3Q05
4Q05
4Q04
Domestic market
Export market

Production and costs

Production (thousand tons)

	3Q05	4Q05	4Q04	2005	2004
Production	355.1	357.8	285.7	1,368.7	1,239.0
Market Pulp	145.1	149.3	76.1	544.0	456.3
Coated P&W Paper	21.0	22.1	20.6	85.5	84.2
Paperboard	47.3	47.4	49.5	189.1	186.2
Uncoated P&W Paper	141.7	139.0	139.5	550.1	512.3

Our total production volume in 2005 was 1,368,700 tons, 10.5% more than in 2004, consisting of 544,000 tons of market pulp and 824,700 tons of papers. The total volume was a record for the company, beating our initial forecast for the year, and reflecting maturing of projects put in place in 2004, such as the modernization of the B8 mill (April 2004) and the optimization of the Mucuri pulp line (December 2004). An indirect factor in the increase in total output was the growth in production volume of recycled paper Reciclato® making more virgin fiber available.
The production cost in 2005 was increased due to: (i) the learning curve of the newly-optimized pulp plant at Mucuri temporarily expanded the levels of specific consumption of fuel, wood and chemicals until the peak at 2Q05, when a downward trend started towards normal levels – but still affecting the average for the year; (ii) price increases in chemical inputs and fuel; (iii) higher volume and price of wood purchased in the LOAP (Land Owner Assistance Program – "Fomento"); and (iv) higher fixed costs, maintenance, and indirect industrial expenses, which included non-recurring events. Market pulp cash production cost, including around R$ 35/ton for wood, was 1% higher – at R$ 510/ton – than in 2004. We expect to reduce costs in 2006, by achieving lower specific consumption of production inputs and decresing total and unit fixed costs.

Market pulp cash production cost R$ 515/ton in 4Q05

The cash production cost of market pulp produced at the Mucuri unit in 4Q05, which includes the cost of standing wood, was R$ 515/ton (US$ 229 / ton), which compares with R$ 511/ton (US$ 217 / ton) in 3Q05. The average cost of depletion in 4Q05, including the figures above mentioned, was R$ 35/ ton, equivalent to US$ 15/ton. The increase in Reais from 3Q05 mainly reflects increased fixed costs of maintenance and indirect manufacturing costs, which include non-recurring items totaling R$ 3.1 million or approximately R$ 20 per ton.

Our average unit cost of products sold in 2005 was R$ 1,181/ ton, 4.6% more than in 2004. The change reflects the increase in volume sold, and the sales mix. Unit cost in 4Q05 was R$ 1,178, 0.4% lower than in 4Q04, mainly due to the higher pulp volume sold.

Analysis of results

Results for Suzano Papel e Celulose (accounting the 23.03% indirect stake in Ripasa via equity income)[1]

(In thousand R$)

	3Q05	4Q05	4Q04	2005	2004
Net Sales	675,888	678,373	658,141	2,553,724	2,639,934
Cost of Sales	(428,171)	(455,117)	(375,189)	(1,595,035)	(1,448,832)
Gross Profit	247,717	223,256	282,952	958,689	1,191,102
Selling Expenses	(35,859)	(45,232)	(51,727)	(148,956)	(152,971)
General and Administrative expenses	(50,300)	(57,379)	(73,241)	(203,034)	(224,711)
Financial Expenses	(62,198)	(65,411)	(73,782)	(257,781)	(252,029)
Financial Income	34,071	28,082	19,305	120,632	123,068
Equity Income in Subsidiaries and Affiliates	(11,281)	(3,593)	(38)	(7,098)	(286)
Other Operating Income	4,374	15,491	11,738	28,601	25,093
Operating Profit before Monetary and Exchange Rate Variation	126,524	95,214	115,207	491,053	709,266
Net Monetary and Exchange Rate Variation on Assets	72,425	(94,230)	75,511	169,591	61,418
Operating Profit	198,949	984	190,718	660,644	770,684
Non Operating Income	1,537	(23,433)	3,460	(9,983)	30,072
Income and Social Contribution Taxes	(47,307)	19,453	(57,883)	(151,012)	(197,797)
Net Income for the Period	153,179	(2,996)	136,295	499,649	602,959

(1) In 4Q05, the amount of R$ 5.0 million and in 2005 R$ 18.3 million arising from the 23.03% indirect holding in Ripasa was included. The goodwill of Ripasa's acquisition was not considered

Ebitda 2005 compared with 2004

(Gross Profit minus SG&A and other operating expenses, plus depreciation, depletion and amortization)

The pressures of exchange rate variation, together with the reduction in domestic market demand and, to a lesser extent - increased production costs, affected our operational performance adversely, with gross margin falling from 45.1% in 2004 to 37.5%. Ebitda in 2005, at R$ 848.9 million, was 18.3% lower than in 2004. Ebitda margin was 33.2% (on net sales), compared to 39.4% in the previous year. In dollars, however, Ebitda was US$349.5 million, only 1.4% less than in 2004.
There were positive factors within Ebitda:

(i) Growth in volumes sold in both paper and pulp, as described above.

(ii) Reduction in sales and administrative expenses by R$ 25.7 million, even though they included: (a) non-recurring restructuring expenses (acquisition of Ripasa, and the new organizational model for Suzano Papel e Celulose), totaling R$ 14.1 million in 2005; (b) increase in provision for doubtful accounts, of R$ 3.4 million; (c) greater export logistics expenses.

(iii) A non-recurring reversal of a federal taxes provision (Cofins tax) in the Mucuri Unit, totaling R$ 16.0 million.

These were offset by:

(i) The reduction in average prices in Reais.

(ii) The increase in unit Cost of Sales from R$ 1,128.50 to R$ 1,180.90, resulting from (a) increase in consumption of specific inputs at Mucuri; and (b) higher logistics expenses due to the higher volume exported.

EBITDA 4Q05 compared with 4Q04

Our 4Q05 Ebitda, of R$ 190.5 million, was 15.0% less than in 4Q04. Ebitda margin (on net sales) was 28.1%, compared to 34.1% in 4Q04. The figure for Ebitda in dollars, not suffering the same exchange rate effect, was US$ 84.6 million, 5.2% more than in 4Q04.

There positive factors that impacted Ebitda were:

(i) Growth in volumes sold in both paper and pulp, as described above.

(ii) Reduction in sales and administrative expenses by R$ 22.4 million, even though they included:

(a) non-recurring restructuring expenses (acquisition of Ripasa, and the new organizational model), totaling R$ 4.2 million in 2005; (b) increase in provision for doubtful creditors, of R$ 4.3 million; and (c) greater export logistics expenses; (c) non-recurring recovery of federal taxes (Cofins tax) in the Mucuri Unit, totaling R$ 16.0 million.

These were offset by:

(i) Average prices in Reais 15.4% lower.

(ii) Higher Cost of Sales, on higher volume sold.

The non-recurring costs and expenditures in 4Q05 reached R$ 22.8 million, and include: (i) R$ 7.1 million in inventory adjustment and fixed costs; and (ii) R$15.7 million in commercial expenditures and SG&A.

Consolidated figures, including Ripasa

Including the holding in Ripasa, consolidated net sales revenue of Suzano Papel e Celulose in 4Q05 was R$ 756.8 million, resulting in gross profit of R$ 247.6 million (gross margin 32.7%), and a net loss of R$ 3.0 million. On the same basis, 2005 net sales revenue was R$ 2.787 billion, with gross profit of R$ 1.023 billion (gross margin 36.7%), and net profit of R$ 499.6 million.

(in thousand R$)

	3Q05	4Q05	4Q04	2005	2004
EBIT	165,932	136,136	169,722	635,300	838,513
Depreciation / Depletion / Amortization	53,387	54,332	54,474	213,640	200,430
EBITDA	219,319	190,468	224,196	848,940	1,038,943
Gross Profit / Net Sales	36.7%	32.9%	43.0%	37.5%	45.1%
EBITDA / Net Sales	32.4%	28.1%	34.1%	33.2%	39.4%
Net Debt / EBITDA (LTM)	2.33	2.75	1.56	2.75	1.56
Net Debt / EBITDA (LTM) pro forma	1.49	1.88	1.56	1.88	1.56


EBITDA - US$ million
32.4%
28.1%
34.1%
219
190
224
3Q05
4Q05
4Q04
■ EBITDA - R$ million ● EBITDA margin
349.5
354.6
2005
2004

<u>*Net income- 2005 compared with 2004*</u>

As well as the operational factors affecting Ebitda, other factors were instrumental in the lower net income, of R$ 499.6 million in 2005 – compared with R$ 603.0 million in 2004:

(i) Higher net financial expenses, totaling R$ 137.1 million, 6.3% more than in 2004.

(ii) Greater appreciation of the Real in 2005 than in 2004, resulting in net exchange rate–related gains of R$ 169.6 million, compared to R$ 61.4 million in 2004.

(iii) An actuarial provision of R$ 19.3 million constituted for free hospital benefits for retirees, after adoption of more restrictive criteria.

(iv) Lower payment of income tax and Social Contribution tax, due to the lower net profit: a provision of R$ 151.0 million in 2005, compared with R$ 197.8 million in 2004.

<u>*Net income for 4Q05 compared with 4Q04*</u>

The differences between net income in 4Q04, of R$ 136.3 million, and the net loss of R$ 3.0 million reported for 4Q05, reflect the following factors:

(v) Depreciation of the Real, which resulted in a net FX-related expense of R$ 94.2 million, compared with net FX-related revenue of R$ 75.5 million in 4Q04;

(vi) A provision for actuarial losses of R$ 19.3 million relating to free hospital benefits for retirees, after adoption of more restrictive criteria for this variable;

(vii) A credit of R$ 19.5 million in income tax and Social Contribution Tax, for the loss reported in 4Q05, which compares with a provision for payment of R$ 57.9 million in 4Q04.

Consolidated figures including Ripasa

Consolidated 4Q05 Ebitda for Suzano Papel e Celulose including the figures for Ripasa was R$ 216.6 million or US$ 96.2 million, giving Ebitda margin on net sales of 28.6%. In the whole year, this Ebitda figure was R$ 912.9 million, a margin of 32.8%

Capital expenditure of R$ 523.7 million in 2005

Capital expenditure by Suzano Papel e Celulose in 2005 totaled R$ 523.7 million, or US$215.0 million, made up of: (i) R$ 51.8 million in expansion of the forest base; (ii) R$ 142.9 million in industrial modernization; (iii) R$ 244.4 million in current investment in forestry and industrial plant; (iv) R$ 83.4 million in the Capim Branco power plant; and (v) R$ 1.1 million in other projects. The most important projects were the expansion at Mucuri and the optimization of the existing Mucuri pulp line, which increased its production capacity by 60 thousand tons/year.

The Capim Branco hydroelectric power plant will provide self-sufficiency in electricity when operating at full capacity. Startup of the first phase will be in 2006, with generation capacity of 250 MW, and the second phase, adding 200 MW, is planned for startup in March 2007.

Total capex in 4Q05 was R$ 250.6 million, with R$ 76.9 million spent on the São Paulo units and R$ 149.6 million on the Mucuri unit. A further R$ 23.3 million was disbursed for the Capim Branco hydroelectric project. Of total capital expenditure in 4Q05, (i) R$ 49.3 million went into forestry for the expansion project; (ii) R$ 105.7 million into industrial modernization; and (iii) R$ 102.8 million into current investment in the existing industrial and forestry areas.

Net debt of US$925.2 million

On December 31, 2005 Suzano's consolidated net debt was R$ 2.335 billion. Excluding the payment for the purchase of Ripasa, consolidated net debt was R$ 1.593 billion, compared to R$ 1.616 billion at the end of 2004, representing 1.88 times 2005 Ebitda – compared to 1.56 times Ebitda for 2004. This increase reflects the lower Ebitda in 2005, and the volume of capital expenditure on the expansion projects.

Consolidated figures including Ripasa

The consolidated figure for debt including Ripasa on December 31 was R$ 2.47 billion, or US$ 1.057 million. Based on the last 12 month's EBITDA for Ripasa, this gives a net debt/EBITDA ratio of 2.71.


Schedule of amortization
US$ million
450
225
-
445
403
164
202
243
149
281
Cash
2006
2007
2008
2009
2010
2011 and forward

Corporate Information

Suzano Papel e Celulose is one of the largest integrated producers of paper and eucalyptus pulp in Latin America, with pulp production capacity of 1.1 million tons/year and paper production capacity of 820 thousand tons/year. It offers a broad range of pulp and paper products to the Brazilian and international markets, and has leadership positions in key segments of the Brazilian markets. It has four principal product lines: (i) eucalyptus pulp; (ii) uncoated woodfree printing and writing paper; (iii) coated woodfree printing and writing paper; and (iv) paperboard. Suzano Papel e Celulose has 50% of the controlling interest in **Ripasa S.A Celulose e Papel** ("Ripasa"), which produces pulp, printing and writing paper, specialty papers, paperboard and cardboards. Ripasa reported net sales of R$ 1.4 billion in 2004 from sales of 612,000 tons of products. It has four industrial units in São Paulo State and forest areas totaling 86,400 hectares.

Forward-looking statements

Certain statements in this document may constitute forward-looking statements – projections or statements about future expectations. Such statements are subject to known and unknown risks and uncertainties, which could cause such expectations not to materialize or actual results to differ materially from those set forth in the forward-looking statements. These risks include: changes in future demand for the Company's products, changes in the factors which affect domestic and international prices of the products, changes in the cost structure, changes in seasonal market patterns, changes in prices charged by competitors, exchange rate variations, or changes in the Brazilian political or economic scenario, or in emerging and international markets in general.

Contacts

1) **Investor relations: ri@suzano.com.br / tel: 55 11 3037 9061**

Gustavo Poppe / Fernando Mearim / Rosely D' Alessandro / Raquel Eri Kim

2) **Press office: GWA Comunicação Integrada – gwa@gwacom.com / 55 11 3816 3922**

Fernanda Burjato

3) **Exports: sales@suzano.com.br**

--- Eight pages of tables follow. ---

Attachments

Data on volume, average price in Reais and US$, and the calculation of Ebitda have not been revised by our independent auditors.

Consolidated Balance Sheets without Ripasa (in thousand R$)

	Dec 31, 2005	Dec 31, 2004
Current Assets		
Cash and Cash Equivalent	1,041,609	1,086,220
Trade Accounts Receivable	631,007	560,260
Other Accounts Receivable	17,522	12,314
Inventories	424,241	405,995
Recoverable Taxes	89,153	30,885
Deferred Income And Social Contribution Taxes	56,901	106,075
Prepaid Expenses	4,558	5,286
	2,264,991	2,207,035
Non Current Assets		
Related Parties	19	11
Recoverable Taxes	17,376	25,532
Deferred Income And Social Contribution Taxes	113,797	137,853
Advances To Suppliers	116,367	81,001
Judicialdeposits	30,748	29,308
Other Accounts Receivable	21,973	24,025
	300,280	297,730
Permanent Assets		
Investments	755,426	25,796
Property, Plant And Equipment	3,750,757	3,459,870
Deferred Charges	1,105	1,418
	4,507,288	3,487,084
Total Assets	7,072,559	5,991,849

	Dec 31, 2005	Dec 31, 2004
Current Liabilities		
Trade Accounts Payable	137,480	133,730
Loans And Financing	943,515	789,680
Debentures	27,793	24,784
Accrued Salaries and Payroll Taxes	49,145	52,207
Taxes Payable Other than on Income	15,884	16,220
Income and Social Contribution Taxes	631	2,897
Deferred Income and Social Contribution Taxes	-	-
Dividends Payable	119,265	81,836
Other Acounts Payable	65,648	67,251
Related Parties	504	504
	1,359,865	1,169,109
Non Current Liabilities		
Loans and Financing	1,940,752	1,412,330
Debentures	464,421	475,384
Accounts Payable	11,580	29,538
Deferred Income and Social Contribution Taxes	15,064	13,147
Provision For Contingencies	171,380	146,080
		-
	2,603,197	2,076,479
Shareholder's Equity		
Share Capital	1,479,990	1,477,963
Capital Reserves	378,832	342,685
Profit Reserves	1,265,755	940,693
Treasury Shares	(15,080)	(15,080)
Accumulated Profit	-	-
	3,109,497	2,746,261
Total Liabilities	7,072,559	5,991,849

Income Statements without Ripasa **(in thousand R$)**

	3Q05	4Q05	4Q04	2005	2004	2005X2004	4Q05X3Q05	4Q05X4Q04
NET SALES	**675,888**	**678,373**	**658,141**	**2,553,724**	**2,639,934**	**-3.3%**	**0.4%**	**3.1%**
COST OF SALES	(428,171)	(455,117)	(375,189)	(1,595,035)	(1,448,832)	10.1%	6.3%	21.3%
GROSS PROFIT	***247,717***	***223,256***	***282,952***	***958,689***	***1,191,102***	***-19.5%***	***-9.9%***	***-21.1%***
SELLING EXPENSES	(35,859)	(45,232)	(51,727)	(148,956)	(152,971)	-2.6%	26.1%	-12.6%
GENERAL AND ADMINISTRATIVE EXPENSES	(50,300)	(57,379)	(73,241)	(203,034)	(224,711)	-9.6%	14.1%	-21.7%
FINANCIAL EXPENSES	(62,198)	(65,411)	(73,782)	(257,781)	(252,029)	2.3%	5.2%	-11.3%
FINANCIAL INCOME	34,071	28,082	19,305	120,632	123,068	-2.0%	-17.6%	45.5%
EQUITY INCOME IN SUBSIDIARIES AND AFFILIATES	(11,281)	(3,593)	(38)	(7,098)	(286)	2381.8%	-68.1%	9355.3%
OTHER OPERATING INCOME	4,374	15,491	11,738	28,601	25,093	14.0%	254.2%	32.0%
OPERATING PROFIT BEFORE MONETARY AND EXCHANGE	**126,524**	**95,214**	**115,207**	**491,053**	**709,266**	**-30.8%**	**-24.7%**	**-17.4%**
NET MONETARY AND EXCHANGE RATE VARIATION ON ASSETS	72,425	(94,230)	75,511	169,591	61,418	176.1%	-230.1%	-224.8%
OPERATING PROFIT	**198,949**	**984**	**190,718**	**660,644**	**770,684**	**-14.3%**	**-99.5%**	**-99.5%**
NONOPERATING INCOME	1,537	(23,433)	3,460	(9,983)	30,072	-133.2%	-1624.6%	-777.3%
NET INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAX	**200,486**	**(22,449)**	**194,178**	**650,661**	**800,756**	**-18.7%**	**-111.2%**	**-111.6%**
INCOME AND SOCIAL CONTRIBUTION TAXES	(47,307)	19,453	(57,883)	(151,012)	(197,797)	-23.7%	-141.1%	-133.6%
NET INCOME FOR THE PERIOD	***153,179***	***(2,996)***	***136,295***	***499,649***	***602,959***	***-17.1%***	***-102.0%***	***-102.2%***

Statement of Cash Flow without Ripasa **(in thousand of R$)**

	Dec/05	Dec/04
Cash flows from operating activities		
Net income for the year	499,649	602,959
Adjustements to reconcile net income to cash generated from operating activities		
Depreciation, depletion and amortization	213,640	200,430
Result on sale of property, plant and equipment	4,288	(47,560)
Equity interest in subsidiaries and affiliates	7,098	286
Amortization of goodwill	-	-
Deferred income and social contribution taxes	75,147	(8,458)
Interest, exchange and monetary varation of noncurrent assets and liabilities	(226,280)	(45,827)
Increase in provisions	25,299	40,579
Changes in assets and liabilities		
(Reduction) Increase in accounts receivable and other receivable	(70,747)	(148,112)
(Reduction) Increase in other current and non-current assets	(107,600)	(39,960)
Increase (reduction) in other current liabilities	(26,534)	(68,781)
Net cash from operating activities	393,960	485,556
Cash flows from investing activities		
Acquisition of investments	(736,728)	(3,011)
Acquisition of property, plant and equipment	(523,687)	(617,936)
Increase of deferred charges	(39)	(248)
Net income effect of downstream merger	-	-
Capital reduction of subsidiary		
Elimination of minority interest	-	(115,606)
Loss on disposal of investment		
Income tax incentive	-	6,182
Receipt from sale of property, plant and equipment	15,151	90,091
Net cash used in investing actitivities	(1,245,303)	(640,528)
Cash flows from financing activities		
Capital contribution	2,027	1,669
Capital contribution from downstream merger	-	-
Setup of special good will reserve on downstream merger	-	108,723
Equity increase from elimination of minority interest	-	115,606
Profit on intercompany fixed assets dispolsal non longer eliminated take over	-	53,862
Acquisition of its own shares due to the downstream merger	-	(1,741)
Dividends paid	(101,009)	(178,782)
Loans received	1,771,953	1,638,757
Payment of loans	(846,453)	(1,803,889)
Net cash from financing activities	826,518	(65,795)
Effects of exchange rate variation on cash and cash equivalents	(19,786)	(25,464)
Increase (decrease) in cash and cash equivalents	(44,611)	(246,231)
Beginning of year	1,086,220	1,332,451
End of year	1,041,609	1,086,220

Loans and Financing without Ripasa **(in thousand R$)**

	Index			Interest	Dec 2005	Dec 2004
For acquisition of equipament						
BNDES - Finem	TJLP	(1)	(2)	9.79%	546,820	467,487
BNDES - Finem	Basket of currencies	(1)	(2)	10.16%	113,709	100,767
BNDES - Finame	TJLP	(1)	(2)	9.89%	36,683	36,197
BNDES - Automático	TJLP	(1)	(2)	8.62%	2,657	4,752
Finep				6.00%	7,200	-
Working capital						
Exporting financing	US$			5.30%	2,092,711	1,456,760
FMO	US$			8.66%	23,422	36,001
Importation financing	US$			4.13%	56,991	86,298
Others	US$			4.50%	-	10,231
					2,884,267	2,202,010
Current liabilities					943,515	789,680
Noncurrent liabilities					1,940,752	1,412,330
The long term portion of loans and financing mature as follows						
2006					-	534,643
2007					383,687	308,022
2008					473,869	203,651
2009					568,494	151,811
2010					348,285	98,177
2011 and forward					166,417	116,026
					1,940,752	1,412,330

(1) Capitalization of amounts by which TJLP (Long-term interest rates, published by the Brazilian Central Bank) exceeds 6%;
(2) Financing guaranteed by mortgages on plant, rural real estate and forests, and chattel mortgages on the goods financed.

Consolidated Balance Sheets with Ripasa (in thousand R$)

	Dec 31, 2005	Dec 31, 2004
Current Assets		
Cash and Cash Equivalent	1,081,878	1,086,220
Trade Accounts Receivable	695,218	560,260
Other Accounts Receivable	18,923	12,314
Inventories	463,068	405,995
	-	-
Recoverable Taxes	95,464	30,885
Deferred Income And Social Contribution Taxes	58,257	106,075
Prepaid Expenses	4,558	5,286
	2,417,366	2,207,035
Non Current Assets		
Related Parties	19	11
Recoverable Taxes	22,538	25,532
Deferred Income And Social Contribution Taxes	140,505	137,853
Advances To Suppliers	116,367	81,001
Judicialdeposits	42,471	29,308
Other Accounts Receivable	26,389	24,025
	348,289	297,730
Permanent Assets		
Investments	484,978	25,796
Property, Plant And Equipment	4,085,334	3,459,870
Deferred Charges	3,728	1,418
	4,574,040	3,487,084
Total Assets	7,339,695	5,991,849

	Dec 31, 2005	Dec 31, 2004
Current Liabilities		
Trade Accounts Payable	158,593	133,730
Loans And Financing	982,020	789,680
Debentures	27,793	24,784
Accrued Salaries and Payroll Taxes	53,693	52,207
Taxes Payable Other than on Income	18,894	16,220
Income and Social Contribution Taxes	2,509	2,897
Deferred taxes payable ans contributions	1,382	-
Dividends Payable	119,265	81,836
Other Acounts Payable	73,276	67,251
Related Parties	504	504
	1,437,929	1,169,109
Non Current Liabilities		
Loans and Financing	2,082,559	1,412,330
Debentures	464,421	475,384
Accounts Payable	11,580	29,538
Deferred Income and Social Contribution Taxes	23,277	13,147
Provision For Contingencies	210,432	146,080
	2,792,269	2,076,479
Shareholder´s Equity		
Share Capital	1,479,990	1,477,963
Capital Reserves	378,832	342,685
Profit Reserves	1,265,755	940,693
Treasury Shares	(15,080)	(15,080)
Accumulated Profit	-	-
	3,109,497	2,746,261
Total Liabilities	7,339,695	5,991,849

Income Statements with Ripasa

(in thousand R$)

	3Q05	4Q05	4Q04	2005	2004	2005X2004	4Q05X3Q05	4Q05X4Q04
NET SALES	**756,303**	**756,829**	**658,141**	**2,786,991**	**2,639,934**	**5.6%**	**0.1%**	**15.0%**
COST OF SALES	(488,087)	(509,202)	(375,189)	(1,763,987)	(1,448,832)	21.8%	4.3%	35.7%
GROSS PROFIT	**268,216**	**247,627**	**282,952**	**1,023,004**	**1,191,102**	**-14.1%**	**-7.7%**	**-12.5%**
SELLING EXPENSES	(42,811)	(52,108)	(51,727)	(170,322)	(152,971)	11.3%	21.7%	0.7%
GENERAL AND ADMINISTRATIVE EXPENSES	(56,192)	(63,587)	(73,241)	(220,305)	(224,711)	-2.0%	13.2%	-13.2%
FINANCIAL EXPENSES	(66,809)	(69,614)	(73,782)	(270,301)	(252,029)	7.2%	4.2%	-5.6%
FINANCIAL INCOME	35,808	29,580	19,305	126,075	123,068	2.4%	-17.4%	53.2%
EQUITY INCOME IN SUBSIDIARIES AND AFFILIATES	84	(194)	(38)	(351)	(286)	22.7%	-331.0%	410.5%
AMORTIZATION OF GOODWILL	(25,118)	(12,561)	-	(37,679)	-	-	-50.0%	-
OTHER OPERATING INCOME	3,800	17,821	11,738	29,863	25,093	19.0%	369.0%	51.8%
OPERATING PROFIT BEFORE MONETARY AND EXCHANGE	**116,978**	**96,964**	**115,207**	**479,984**	**709,266**	**-32.3%**	**-17.1%**	**-15.8%**
NET MONETARY AND EXCHANGE RATE VARIATION ON ASSETS	77,218	(99,885)	75,511	177,636	61,418	189.2%	-229.4%	-232.3%
OPERATING PROFIT	**194,196**	**(2,921)**	**190,718**	**657,620**	**770,684**	**-14.7%**	**-101.5%**	**-101.5%**
NONOPERATING INCOME	1,180	(23,671)	3,460	(10,677)	30,072	-135.5%	-2106.0%	-784.1%
NET INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAX	**195,376**	**(26,592)**	**194,178**	**646,943**	**800,756**	**-19.2%**	**-113.6%**	**-113.7%**
INCOME AND SOCIAL CONTRIBUTION TAXES	(42,197)	23,596	(57,883)	(147,294)	(197,797)	-25.5%	-155.9%	-140.8%
NET INCOME FOR THE PERIOD	**153,179**	**(2,996)**	**136,295**	**499,649**	**602,959**	**-17.1%**	**-102.0%**	**-102.2%**

Statement of Cash Flow with Ripasa (In thousand of R$)

	Dec/05	Dec/04
Cash flows from operating activities		
Net income for the year	499,649	602,959
Adjustements to reconcile net income to cash generated from operating activities		
Depreciation, depletion and amortization	250,642	200,430
Result on sale of property, plant and equipment	5,834	(47,560)
Equity interest in subsidiaries and affiliates	(351)	286
Amortization of goodwill	37,679	-
Deferred income and social contribution taxes	62,179	(8,458)
Interest, exchange and monetary varation of noncurrent assets and liabilities	(227,641)	(45,827)
Increase in provisions	25,798	40,579
Changes in assets and liabilities		
(Reduction) Increase in accounts receivable and other receivable	(135,465)	(148,112)
(Reduction) Increase in other current and non-current assets	(189,107)	(39,960)
Increase (reduction) in other current liabilities	59,155	(68,781)
Net cash from operating activities	388,372	485,556
Cash flows from investing activities		
Acquisition of investments	(497,376)	(3,011)
Acquisition of property, plant and equipment	(895,054)	(617,936)
Increase of deferred charges	(4,249)	(248)
Net income effect of downstream merger	-	-
Capital reduction of subsidiary		
Elimination of minority interest	-	(115,606)
Loss on disposal of investment		
Income tax incentive	-	6,182
Receipt from sale of property, plant and equipment	15,151	90,091
Net cash used in investing actitivities	(1,381,528)	(640,528)
Cash flows from financing activities		
Capital contribution	2,027	1,669
Capital contribution from downstream merger	-	-
Setup of special good will reserve on downstream merger	-	108,723
Equity increase from elimination of minority interest	-	115,606
Profit on intercompany fixed assets dispolsal non longer eliminated take over	-	53,862
Acquisition of its own shares due to the downstream merger	-	(1,741)
Dividends paid	(101,009)	(178,782)
Loans received	1,999,264	1,638,757
Payment of loans	(891,682)	(1,803,889)
Net cash from financing activities	1,008,600	(65,795)
Effects of exchange rate variation on cash and cash equivalents	(19,786)	(25,464)
Increase (decrease) in cash and cash equivalents	(4,342)	(246,231)
Beginning of year	1,086,220	1,332,451
End of year	1,081,878	1,086,220

Loans and Financing with Ripasa **(in thousand R$)**

	Index	Interest	Dec 2005	Dec 2004
For acquisition of equipament				
BNDES - Finem	TJLP (1) (2)	9.79%	546,820	467,487
BNDES - Finem	cesta de moedas (1) (2)	10.16%	113,709	100,767
BNDES - Finame	TJLP (1) (2)	9.89%	36,683	36,197
BNDES - Automático	TJLP (1) (2)	8.62%	49,179	4,752
FINEP		6.00%	7,200	-
Working capital				
Exporting financing	US$	5.30%	2,209,403	1,456,760
FMO	US$	8.66%	23,422	36,001
Importation financing	TJLP	4.04%	-	-
Importation financing	US$	4.13%	73,919	86,298
Others	US$	4.50%	170	10,231
			3,064,579	2,202,010
Current liabilities			982,020	789,680
Noncurrent liabilities			2,082,559	1,412,330
The long term portion of loans and financing mature as follows				
2006			-	534,643
2007			411,709	308,022
2008			517,706	203,651
2009			608,301	151,811
2010			368,342	98,177
2011 and forward			176,501	116,026
			2,082,559	1,412,330

(1) Capitalization of amounts by which TJLP (Long-term interest rates, published by the Brazilian Central Bank) exceeds 6%;
(2) Financing guaranteed by mortgages on plant, rural real estate and forests, and chattel mortgages on the goods financed.

FILE No. 82-3550

CORPORATE EVENTS CALENDAR - 2006

Full company name	SUZANO BAHIA SUL PAPEL E CELULOSE S.A.
Head office address	Av. Tancredo Neves, 274 – Bloco B – Sala 121, 122 and 123 Salvador - Bahia
Internet address	www.suzano.com.br
Investor Relations Director	Nome: Bernardo Szpigel E-mail: ri@suzano.com.br Telephone: (11) 3037-9420 Fax: (11) 3815-7078
Person responsible for the Investor Relations function	Nome: Gustavo Poppe E-mail: gustavopoppe@suzano.com.br Telephone: (11) 3037-9062 Fax: (11) 3037-9099
Names of newspapers where the company publishes corporate minutes, and locations of their circulation	Newspapers: *Gazeta Mercantil* , *Diário Oficial do Estado* (Official daily publication of government of Brazilian state of Bahia) "A Tarde" newspaper (Bahia)

Annual financial statements and consolidated financial statements, as applicable, for business year ended 31/12/2005.

Event	Date
Made available to shareholders	01/31/2006
Published	02/01/2006
Date sent to Bovespa	01/31/2006

Standardized Financial Statements (DFP) for business year ended 31/12/2005.

Event	Date
Date sent to Bovespa	01/31/2006

Annual information ("IAN") for business year ended 31/12/2005.

Event	Date
Date sent to Bovespa	05/26/2006

Quarterly information ("ITR")

Event	Date
Date sent to Bovespa	
• for 1st quarter	04/20/2006
• for 2nd quarter	07/19/2006
• for 3rd quarter	10/18/2006

Ordinary annual general meeting

Event	Date
Publication of convocation	04/12/2006
Date on which convocation was sent to Bovespa, accompanied by management's proposal, if any	04/11/2006
Date on which Ordinary General Meeting was held	04/27/2006
Date on which main decisions of the Ordinary General Meeting were sent to Bovespa	04/27/2006
Minutes of Ordinary General Meeting/s sent to Bovespa	04/27/2006

Public meetings with analysts	
Event	**Date**
Public meeting with analysts, open to any other interested parties	03/17/2006
Conference call	
Event	**Date**
Conference call on publication of results	02/01/2006
Meetings of the Board of Directors	
Event	**Date**
Meeting of the Board of Directors (Approval of Financial Statements)	01/30/2006
Main decisions of Board Meeting sent to Bovespa (São Paulo stock exchange)	01/30/2006
Minutes of Board Meeting sent to Bovespa (São Paulo stock exchange)	02/09/2006
Meetings of the Board of Directors	
Event	**Date**
Meeting of the Board of Directors (Election of Executive Officers)	04/27/2006
Main decisions of Board Meeting sent to Bovespa (São Paulo stock exchange)	04/27/2006
Minutes of Board Meeting sent to Bovespa (São Paulo stock exchange)	05/05/2006

File No. 82-3550

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

Publicly held company

CNPJ/MF nº 16.404.287/0001-55

NIRE 29.300.016.331

MINUTES OF A MEETING OF THE BOARD OF DIRECTORS

The Board of Directors of the Company met at 10 a.m. on January 30, 2006, at Av. Brigadeiro Faria Lima 1355, 9th Floor, São Paulo, São Paulo State, there being present all of its members, and also the Directors Mr. Murilo Cesar Lemos dos Santos Passos and Mr. Bernardo Szpigel, the members of the Management Committee Mr. Fabio Eduardo de Pieri Spina and João Pinheiro Nogueira Batista, the representative of the Controllers' Department Mr. Marcelo Rimoli, the members of the Audit Board Mr. Rubens Barletta, Mr. Luiz Augusto Marques Paes and Mr. Odali Dias Cardoso, and the auditor of Ernst & Young Auditores Independentes S/S, Mr. Idésio Coelho. Mr. David Feffer, Chairman of the Board of Directors, took the Chair of the meeting and invited me, Fábio Eduardo de Pieri Spina to be Secretary of the meeting. He stated to the other Board members that the purpose of the meeting was to examine the Report of Management, the Financial Statements, the Consolidated Financial Statements and the respective Explanatory Notes, and the Proposal for Allocation of the Profits of the Period, for the business year ended December 31, 2005, accompanied by the Opinion of the Independent Auditors, and the projection of Results of the Company, in accordance with CVM Instruction 371 of June 27, 2002. After debate on the matter, the said documents were approved and the Board members unanimously decided to issue the following STATEMENT BY THE BOARD OF DIRECTORS: "The Board of Directors of Suzano Bahia Sul Papel e Celulose S.A., in exercise of its attributions under the law and the Bylaws, has approved the Report of Management, the Financial Statements, the Consolidated Financial Statements, and their respective Explanatory Notes, and the Proposal for Allocation of the Profit for the Period, relating to the business year ending December 31, 2005, which were submitted to them, accompanied by the Independent Auditors' Opinion, by Ernst & Young Auditores Independentes S/S, and also the projection of results, in accordance with CVM Instruction 371 of June 27, 2002. São Paulo, January 30, 2006." There being no further business, the meeting was closed and these minutes written, approved and signed by those present. São Paulo, January 30, 2006.

David Feffer
Chairman of the Board

Fábio Eduardo de Pieri Spina
Secretary

FILE NO. 82-3550

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

Publicly held company

CNPJ/MF nº 16.404.287/0001-55

NIRE 29.300.016.331

MINUTES OF A MEETING OF THE BOARD OF DIRECTORS

The Board of Directors of the Company met at 9 a.m. on January 30, 2006, in the office of Suzano Bahia Sul Papel e Celulose S.A.("the Company"), at Av. Brigadeiro Faria Lima,1355 8th Floor, São Paulo, São Paulo State, the undersigned members being present. Mr. David Feffer, Chairman of the Board, took the Chair of the meeting and asked me, Fabio Eduardo de Pieri Spina, to be Secretary. He then stated that the meeting was being held to specify the limits of responsibility of the Executive Officers, in accordance with sub-items q.1 to q.4 of item q of Clause 19 of the Company's Bylaws. After the subject had been discussed and put to the vote, the Board of Directors voted unanimously to authorize the Executive Officers to: **a)** sell, dispose of, pledge or acquire assets or groups of assets of any type related to the Company's fixed assets whose aggregate value per operation or project does not exceed R$ 7,500,000.00 (seven million, five hundred thousand five hundred reais). For such operations or projects with value in excess of R$ 7,500,000.00 (seven million, five hundred thousand reais) and not exceeding R$ 30,000,000.00 (thirty million reais), the Executive Officers have the same authorization provided the respective projects relate to implementation of projects or operations included in the formal budgets previously approved and receive the final approval of the Chairman of this Board; **b)** to constitute collateral of any type, including chattel mortgages, when the value of the operation or project does not exceed R$ 20,000,000.00 (twenty million reais); **c)** to enter into lending or borrowing financial transactions including "vendor" transactions in which the Company takes the position of Guarantor of its clients, when the amount per operation or per project does not exceed R$ 60,000,000.00 (sixty million reais); d) to enter into contracts for the sale of paper and/or pulp, to the domestic or international market, when the amount per operation or per year does not exceed R$ 88,400,000.00 (eighty eight million, four hundred thousand reais), and **e)** to enter into any other contracts when the amount per operation or per project does not exceed R$ 15,000,000.00 (fifteen million reais). For any operations or projects under "a" to "d" above agreed in foreign currency, the exchange rate to be used for the purpose of qualification shall be the Central Bank System Ptax 800 selling rate for the last business day of the month prior to entering into the contract. There being no further business, the meeting was closed, and these minutes written, read, agreed and signed by those present. São Paulo, January 30, 2006.

David Feffer
Chairman of the Board

Fábio Eduardo de Pieri Spina
Secretary

FILE No. 82-3550

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

Publicly held company

CNPJ/MF nº 16.404.287/0001-55

NIRE nº 29.300.016.331

MINUTES OF A MEETING OF THE BOARD OF DIRECTORS

The undersigned members of the Board of Directors of the company met at 5 pm on December 22, 2005 at Av. Brigadeiro Faria Lima, 1355, 9th Floor, São Paulo, São Paulo State, Brazil.

Mr. David Feffer assumed the Chairmanship of the meeting and invited me, Fábio Eduardo de Pieri Spina, to be Secretary.

The Chairmen then explained to the members of the Board that the purpose of the meeting was to authorize the Executive Officers of the Company to contract a financing transaction for the project to expand the facilities at the Mucuri Industrial Unit, in the amount of up to R$ 2,236,469,000.00 (two billion, two hundred and thirty six million, four hundred and sixty nine thousand Reais), with the Brazilian Development Bank (BNDES).

The terms so far negotiated are described below, and the Board hereby authorizes the Executive Officers to contract the said transaction on more favorable conditions: 7 (seven) sub-credits, as follows:

(i) Sub-credit "A": up to R$ 1,026,743,050.00 (one billion, twenty six million, seven hundred and forty three thousand and fifty Reais), for a period of 132 months, and a grace period of 36 months for the payment of the principal and the interest, such that amortization of the principal begins in the 37th month, and is paid by successive, increasing monthly installments, together with the payment of monthly interest on the outstanding debtor balance, at the TJLP Long-term Brazilian Interest Rate, plus up to 3.5% p.a.;

(ii) Sub-credit "B": up to R$ 181,189,950.00 (one hundred and eighty one million, one hundred and eighty nine thousand, nine hundred and fifty Reais), for a period of 132 months, with a grace period of 36 months for the payment of the principal and interest, such that amortization begins in the 37th month, by successive monthly installments, to be adjusted in foreign currency ("Basket of Currencies"), together with the payment of monthly interest on the outstanding debtor balance, at a rate of up to 2.0% p.a.;

(iii) Sub-credit "C": up to R$ 582,828,850.00 (five hundred and eighty two million, eight hundred and twenty eight thousand, eight hundred and fifty Reais), for a period of 132 months, with a grace period of 36 months for payment of the principal and interest, such that amortization begins in the 37th month, by successive, increasing monthly installments, together with payment of monthly interest on the debtor balance, at the TJLP interest rate plus up to 3.5% p.a.;

(iv) Sub-credit "D": up to R$ 102,852,150.00 (one hundred and two million, eight hundred and fifty thousand, one hundred and fifty Reais), for a period of 132 months, with a grace period of 36 months for the payment of the principal and the interest, such that amortization of the principal begins in the 37th month, being adjusted in foreign currency ("Basket of Currencies"), together with payment of monthly interest on the outstanding debtor balance, at a rate of up to 2.0% p.a.;

(v) Sub-credit "E": up to R$ 273,105,000.00 (two hundred and seventy three million, one hundred and five thousand Reais), for a period of 132 months, with a grace period for payment of the principal and interest of 36 months, such that amortization of the principal begins in the 37th month, in successive, increasing monthly payments, together with monthly interest on the outstanding debtor balance, at the TJLP interest rate plus up to 3.5% p.a.;

(vi) Sub-credit "F": up to R$ 48,195,000.00 (forty eight million, one hundred and ninety five thousand Reais), with total tenor of 132 months, and grace period of 36 months for payment of the principal and interest, such that amortization of the principal begins in the 37th month, in amounts adjusted in foreign currency ("Basket of Currencies"), together with payment of monthly interest on the outstanding debtor balance, at a rate of up to 2.0% p.a.; and

(vii) Sub-credit "G": up to R$ 21,555,000.00 (twenty one million, five hundred and fifty five thousand Reais), for a period of 132 months, with grace period of 36 months for payment of the principal and interest, such that amortization of the principal begins in the 37th month, by successive, increasing

monthly installments, together with the payment of monthly interest on the outstanding debtor balance, at the TJLP interest rate.

For this financing the company will pledge as guarantee the real estate property where its industrial plant is installed in the municipality of Mucuri, in the state of Bahia, registered under No. 113 in Book 2 of the Real Estate Registry of the district of Mucuri, the charge applying not only to the land, but to constructions, installations, machinery, equipment and any other present and future assets related to them, with the exception of the machinery and equipment acquired with funding under the Finame system and from the BNDES, and also imported machinery and equipment acquired with funding from non-Brazilian development agencies, for as long as it is pledged in favor of the agents in the corresponding transactions, and a guarantee shall be given by the holding company Suzano Holding S.A., for a period of 132 months, at a cost of 0.5% p.a.

The Board of Directors, having analyzed and discussed the matter, approved it in all its terms and conditions by unanimous vote of those present, with the representative of the BNDES abstaining, the matter being set out explicitly in BNDES Executive Board Decision No. 994/2005; and the Board of Directors authorized the Executive Officers to take all the necessary steps for formalization of the transaction, including signing all the documents and contracts arising from it.

There being no further business, these minutes were written, read, checked and signed by those present. São Paulo, December 22, 2005.

David Feffer
Chairman of the Meeting, and Member of the Board

Fábio Eduardo de Pieri Spina
Secretary

The Members of the Board of Directors:

Daniel Feffer

Boris Tabacof

Claudio Thomaz Lobo Sonder

Antonio de Souza Corrêa Meyer

Jorge Feffer

Oscar de Paula Bernardes Neto

Marco Antonio Bologna

Luciano Siani Pires

FILE NO. 82-3550



SUZANO
PAPEL E CELULOSE

MARKET ANNOUNCEMENT

Suzano Bahia Sul Papel e Celulose S.A. ("the Company"), complying with CVM Circular CVM/SGE/Nº 01/2005, hereby publishes the complete content of statements of which it has become aware, issued by Schivartche Advogados, representative in Brazil of the fund manager Mackenzie Financial Corporation ("Mackenzie"), giving information on the increase by the funds and/or investment companies managed by Mackenzie of their holdings in the Company.

São Paulo, December 27, 2005

Bernardo Szpigel
Chief Financial and Investor Relations Officer
SUZANO BAHIA SUL PAPEL E CELULOSE S.A.
CNPJ/MF n.º 16.404.287/0001-55
Publicly held company